
05050772


ANS


Genesis





POSITIONING FOR GROWTH

ANS 2004 ANNUAL REPORT




ANS

Parkinson's Disease
Essential Tremor
Migraine Headache
Depression
Interstitial Cystitis
Angina
Peripheral Vascular Disease
Tinnitus
Traumatic Brain Injury
Obesity




Eon
ANS

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

In thousands, except per share amounts and employee data

Years Ended December 31,	2004	2003	2002	2001	2000
Statements of Income Data:[1]					
Net revenue	$ 120,744	$ 91,082	$ 57,372	$ 37,916	$ 31,827
Gross profit	88,650	63,947	36,713	22,241	17,127
Sales and marketing expense	37,899	26,553	14,932	9,056	6,851
Research and development expense	10,751	9,525	5,843	4,928	3,854
General and administrative expenses and amortization of other intangibles	13,633	9,460	6,691	5,448	5,477
Income from operations	26,367	18,409	9,248	2,809	945
Net income	$ 18,167	$ 13,217	$ 6,684	$ 1,518	$ 832
Diluted income per share:[2]	$ .86	$ .64	$ .37	$ .10	$ .06
Balance Sheet Data:[1]					
Cash, cash equivalents, and marketable securities	$ 124,016	$ 94,802	$ 96,770	$ 11,937	$ 11,599
Working capital	168,350	126,437	114,280	24,906	22,211
Total assets	247,487	194,806	158,344	55,865	49,565
Short-term notes payable and current maturities of long-term notes payable	—	—	—	52	30
Notes payable, excluding current maturities	—	—	—	137	212
Total stockholders' equity	$ 222,564	$ 178,125	$145,045	$ 46,812	$ 40,442
Other Information (At Year End):					
Total employees	506	399	273	218	195
Shares issued and outstanding, less treasury shares	20,338	19,713	18,526	13,608	13,146

(1) On January 2, 2001, we completed the acquisition of Hi-tronics Designs, Inc. The transaction was accounted for on a pooling-of-interests basis and accordingly, prior periods have been restated.

(2) On July 11, 2003, we effected a 3-for-2 stock split. All prior period shares and income per share figures have been restated to reflect the split.

LETTER TO OUR SHAREHOLDERS

Dear Shareholders:

We are pleased to report that 2004 was another outstanding year for Advanced Neuromodulation Systems (ANS). Revenue and net income increased to new records as we continued to drive the growth of neuromodulation for the treatment of chronic pain. And while we remained focused on building our chronic pain business, we also stepped up our investments in product development and in building organizational capabilities that are readily leverageable into new clinical applications for neuromodulation — applications that we believe will fuel strong organic growth for years to come.

The neuromodulation market, which will surpass the billion-dollar milestone this year, promises to become a multi-billion dollar, multi-indication segment of the medical device industry. Our strategy to leverage our world-class technologies and operating capabilities to systematically develop new neuromodulation products for existing and new applications is positioning ANS to make the most of this exciting long-term growth opportunity. In our core business, we recently announced approval from the U.S. Food and Drug Administration (FDA) to market and sell our second rechargeable implantable pulse generator (IPG), the *Eon*™ Neurostimulation System for the management of chronic intractable pain of the trunk and limbs. Soon thereafter, we announced FDA approval to investigate the safety and efficacy of our new *Libra*™ Deep Brain Stimulation System (DBS) to treat essential tremor, and we are currently incubating such promising new indications as Parkinson's disease, migraine headache, depression, interstitial cystitis, angina, peripheral vascular disease, tinnitus, traumatic brain injury and obesity.

In a year filled with highlights, one thing is constant and certain: ANS remains committed to offering the broadest portfolio of superior neuromodulation components and systems, supported by an experienced sales organization that has earned the trust and confidence of physicians and their patients. With a culture grounded in integrity and a commitment to excellence, the ANS team will continue to create, manufacture and market neuromodulation products that provide real help to people who suffer from chronic pain and other neurological disorders. We care and listen to the needs and concerns of our customers; we will never take our customers for granted.

Record Financial Performance

Revenue for 2004 increased 33% to a record $120,744,000 from $91,082,000 for 2003. Sales of ANS' *Genesis*® and *GenesisXP*™ implantable spinal cord stimulation (SCS) systems, *Renew*® radiofrequency (RF) SCS systems and related neuromodulation products for the treatment of chronic pain increased 36% to $108,866,000 for 2004, also a record.

Gross margin for 2004 increased by more than three percentage points to 73.4% compared to the prior year. Operating margin improved to 21.8% from 20.2% for 2003. Net income increased 37% to a record $18,167,000, or $0.86 per diluted share, from $13,217,000, or $0.64 per diluted share, for 2003.

In August 2004, ANS acquired 3.5 million shares of Cyberonics, Inc. common stock for approximately $50 million, or an average price per share of $14.29. We thought this was a good investment and that buying the stock could facilitate a business combination of the two companies. We proposed to Cyberonics that we explore this idea based on our belief that a business combination of ANS and Cyberonics could create significant operating synergies.



Cyberonics' Board of Directors decided not to engage in a discussion with us at that time. When Cyberonics' stock price rose significantly in February 2005, we sold all 3.5 million of our shares for a pre-tax gain of approximately $85.2 million, further strengthening our balance sheet. This gain will be reflected in our financial results for the quarter ended March 31, 2005.

New Products

Since last year's report, ANS has added several new products to our offering, including two new rechargeable IPGs. We received FDA approval to market our *GenesisRC*™ system, our first rechargeable IPG system, in the fourth quarter of 2004. On March 4, 2005, we received FDA approval to market *Eon*, our second rechargeable IPG.

With these approvals, ANS is now the only company in the world that offers a full array of SCS devices, including RF powered receivers, conventional battery IPGs and now rechargeable battery IPGs. Rechargeable IPGs are a natural extension of our product line. We believe improvements in battery technology and circuit efficiency will make conventional battery devices increasingly more effective, maintaining their market significance into the foreseeable future. We expect rechargeable IPGs to claim an important share of the total market over time. Each system has advantages and limitations in chronic pain treatment. We strongly believe that pain practitioners want the flexibility to apply the right system to the right indication—one size does not fit all.

We are also launching a significant upgrade to our *MTS*™ trial system to assist physicians in determining which type of neurostimulation system (RF, conventional IPG, or rechargeable IPG) will provide the best long-term pain relief for each patient. ANS' *MTS* trial system features wide parameter ranges and the versatility to power up to 16 electrodes to provide an accurate assessment of an individual patient's requirements with regard to power consumption, lead configuration, electrode combinations, programming parameters, or any combination of these factors. Our trial systems are capable of delivering up to 24 physician-prescribed, patient-selectable programs, allowing patients to evaluate a wide range of programs and improve the probability that they will achieve sufficient pain relief. Our trial system also involves patients more fully in their therapy for improved patient satisfaction and compliance.

ANS continues to innovate and invest in developing new generators, leads, programming systems, surgical tools and patient accessories. In addition to introducing rechargeable IPGs into our expanding family of products, in 2004 we also announced market launches of our *Lamitrode Tripole 8*™ lead, our new ultra-thin and very steerable *Axxess*® leads and our *Lamitrode C-Series*™ curved leads.

New product development spending amounted to approximately $10.8 million for 2004, up from $9.5 million for 2003. In addition to the flow of new products, growth of our intellectual patent portfolio is an important measure of the value of these investments in R&D. ANS currently has 59 issued patents and 111 patents pending. To further broaden and strengthen our intellectual property portfolio and product offering, we expect to increase our investment in R&D to approximately $20 million in 2005. The increase will fund intensified investment in product development, clinical trials and incubation of new applications.

New Indications

Neuromodulation has grown into a significant business for ANS and has become an important part of the clinical armamentarium for the treatment of chronic pain. An expanding body of research supports the view that SCS for the treatment of chronic pain may be more effective than spine surgery for many patients, with the added advantages of reversibility and fewer side effects. And research is beginning to reveal the potential efficacy of neuromodulation for a host of additional indications. We believe that these additional applications for neuromodulation, now in various stages of clinical development, hold enormous promise for the future of this technology. ANS is committed to leadership in these development efforts.

ANS received approval from the FDA to conduct a pivotal study of neurostimulation for the treatment of migraine headache, a condition that afflicts an estimated 23 million people in the United States alone. We expect the results of this pivotal trial to support the submission of a future Pre-Market Approval (PMA) application for chronic headache.

We will begin trials for our DBS system to treat essential tremor in the second quarter of 2005, and we expect Investigational Device Exemption (IDE) approval from the FDA to commence our Parkinson's disease study as well. In addition, we submitted an IDE application with the FDA for a second pilot study on sacral nerve stimulation, which we also hope to begin in the second quarter of 2005.

We also announced the planned expansion of a feasibility study for our proprietary application of DBS for the treatment of chronic or recurrent treatment-resistant depression (TRD) to three additional clinical sites. Results of a single-location, physician-sponsored feasibility study using a novel method, to which ANS has acquired exclusive rights, were published in March 2005 in *Neuron*, a highly-respected neurological journal. ANS' patent application for this indication has published in both the United States and Europe. The FDA's decision regarding the approvability of Cyberonics' vagal nerve stimulation (VNS) therapy as a long-term adjunctive treatment for certain patients with chronic or recurrent TRD is a major step forward in the development of neurostimulation as a treatment for this important indication, which could ultimately benefit ANS as we pursue a DBS therapy.

New Headquarters

We moved into our new 143,000-square-foot headquarters facility in Plano, Texas, in mid-2004. We are thrilled with our new facility, which was completed on schedule and on budget and was financed entirely through cash on hand. ANS' new state-of-the-art facility gives us ample manufacturing and administrative space to support our growth for years to come.

A Look Ahead

Through sound planning and execution, the ANS team continued to deliver strong growth in 2004 while investing to expand our organizational and technical capabilities for the future. Our many accomplishments set the stage for what we believe will be another record revenue performance in 2005.

We have decided to leverage ANS' strong financial position to pursue new indications for our technology even more aggressively in 2005 by accelerating clinical studies, regulatory approval efforts and product development. While we will remain focused on profitable bottom-line performance and growth in our core chronic pain business, these stepped-up investments will impact income from operations in 2005. We think the time is right to increase investment in our business to enhance our potential for long-term growth.

Neuromodulation is an exciting and competitive industry, and we must earn our success every day. We always remember that our customers have a choice. We believe that an increasing number of physicians and their patients choose ANS because of the hard work, dedication and professionalism of the entire ANS team. We appreciate the commitment of every member of our team in manufacturing, operations, quality control and regulatory affairs in Texas, New Jersey and Oregon, as well as the more than 200 members of our worldwide sales organization, who, together, make our success possible.

Sincerely,





Chris Chavez
President and
Chief Executive Officer

Hugh Morrison
Chairman of the Board



TOTAL REVENUE
(Millions)
$37.9
$57.4
$91.1
$120.8
2001
2002
2003
2004
NEUROMODULATION REVENUE
(Millions)
$27.5
$46.7
$80.0
$108.9
2001
2002
2003
2004
NET INCOME
(Thousands)
$1,518
$6,684
$13,217
$18,167
2001
2002
2003
2004
DILUTED EPS
$.10
$.37
$.64
$.86
2001
2002
2003
2004



Our mission is to improve the quality of life for the millions of people around the world who suffer with disabling pain or nervous system disorders. To fulfill this important mission, we are focused on designing, developing and marketing interventional pain products that make a difference in people's lives and on ensuring worldwide access to these products.

CHRONIC PAIN

At ANS, our mission is to improve the quality of life for the millions of people around the world who suffer with disabling pain or nervous system disorders. To fulfill this important mission, we are focused on designing, developing and marketing interventional pain products that make a difference in people's lives, as well as ensuring worldwide access to these products.

Chronic pain is its own disease process. By our definition, chronic pain is pain that persists six months or longer after an injury. Chronic pain can be physically, emotionally and financially debilitating, and can severely reduce a person's quality of life.

Today, chronic pain is one of the most critical healthcare issues in the world. In the United States alone, more than 50 million people suffer with some type of chronic pain. More than half of these chronic pain sufferers are partially or totally disabled. In fact, chronic pain disables more people than cancer or heart disease. Chronic pain takes its toll on personal lives, healthcare resources and the economy. It costs the American public more

MORE THAN 50 MILLION AMERICANS S

than both cancer and heart disease combined—more than $100 billion in medical expenses, and more than $60 billion each year in lost productivity. Approximately 2.9 million Americans are treated for chronic pain annually; yet, according to the National Pain Foundation, only one in four receives appropriate therapy.



TREATMENT CONTINUUM

No simple solution exists for treating chronic pain. Even among patients with the same diagnostic condition, pain can vary widely in intensity, location and therapeutic response. Many pain physicians, therefore, follow a chronic pain treatment continuum for managing patients with chronic pain. These physicians treat chronic pain through a progression, or continuum, of care, which ranges from the most conservative to the most invasive treatments. Conservative measures are tried first, but as pain continues to resist treatment, more invasive treatments are employed.

The first line of treatment in the continuum begins with establishing a diagnosis and might include analgesics, physical therapy, nerve blocks and behavior modification. If none of these provides adequate relief, the physician might move to more aggressive treatments, such as nerve blocks or opioids, and then to advanced pain therapies such as SCS or implantable drug pumps.

SCS PLATFORMS

Spinal cord stimulation systems are implantable devices that resemble cardiac pacemakers in appearance and function. SCS systems work by interfering with the transmission of pain signals to the brain. Successful SCS replaces painful sensations with a gentle tingling or massaging sensation called paresthesia. Two types of SCS systems are available: radiofrequency (RF) systems and implantable pulse generator (IPG) systems.


Genesis

WITH CHRONIC PAIN

RF Systems — ANS' *Renew* RF systems use an external power source, or transmitter, to generate electrical impulses. This transmitter contains a small replaceable or rechargeable battery and is worn on a belt like a pager. The transmitter sends radiofrequency signals through an externally worn antenna to an implanted receiver. This receiver converts the radiofrequency signals into electrical impulses. The receiver then delivers these electrical impulses through one or more implanted leads, which are positioned in the space above the spinal cord (the epidural space) to stimulate targeted nerve fibers and interrupt pain signals.

Because of the ease of battery replacement, RF systems are most advantageous for the treatment of complex and multi-extremity pain patterns, which necessitate higher amounts of electrical energy and multiple stimulation sequences for adequate pain relief. Along with an external battery for extended device life, the *Renew* system has *MultiStim*® capability, which allows multiple stimulation settings to be linked together and run in rapid succession as a single digital prescription.



IPG Systems — ANS' IPG systems use a fully implantable power source. A small battery incorporated within these devices creates the electrical impulses. Two types of IPGs are available: conventional and rechargeable.

Conventional IPGs contain a battery that, when depleted, must be surgically removed and replaced (typically every three to five years). They are best suited for patients with simple unilateral and single extremity pain, since these pain patterns require less power for pain relief than complex pain patterns. ANS' *Genesis* family of neurostimulators includes two conventional IPGs—*Genesis* and *GenesisXP* IPGs—the most advanced conventional IPGs on the market. These systems feature constant current stimulation delivery, providing patients with a consistent level of stimulation. In addition, these systems feature *MultiStim* and *PC-Stim*® technology. *MultiStim* technology can automatically cycle programs and overlap stimulation parameters for broad coverage of various pain areas, and *PC-Stim* (patient-controlled stimulation™) technology allows patients to use their programmer to select from multiple physician-prescribed programs to meet their challenging needs for pain relief.

Rechargeable IPGs have an extended life due to the fact that the battery can be replenished. This type of IPG is replaced less frequently than a conventional IPG; however, the patient must recharge the battery regularly. Rechargeable IPGs are best suited for patients with high power requirements. ANS entered the rechargeable market in 2004 with the introduction of our first rechargeable IPG system, the *GenesisRC* IPG system. We also recently received FDA approval to market and sell our second rechargeable IPG system, the *Eon* Neurostimulation System. These rechargeable systems, like our conventional systems, feature constant current stimulation delivery as well as our advanced *MultiStim* and *PC-Stim* technology.


GenesisRC
Eon
ANS

MORE OPTIONS

To compliment our growing line of neurostimulators, we developed and launched a host of new products in 2004, including *Axxess* leads, the smallest profile neurostimulation leads on the market; *Lamitrode C-Series* leads, the first leads to mimic the curve of the epidural space (the space between the spine and the spinal cord); the *Lamitrode Tripole 8* lead with its unique three-column electrode array; and the *MTS* trial system.

With these introductions, ANS maintains the broadest, most advanced product offering in the industry, with more leads and varieties of generators than any other company. And we continue to invest in our core technology to broaden and deepen our product platforms.

DRUG PUMPS

Implantable drug pumps deliver precise doses of medication to targeted regions of the body. In neuromodulation applications, the target is usually the intrathecal space of the spine. Because the drug is delivered precisely where it is needed, these devices enable the management of a patient's condition with a fraction of the dose required with oral or intravenous drug delivery. Smaller doses can produce fewer side effects, which can result in a better quality of life for the patient. Two types of implantable drug pumps are used in neuromodulation therapy: constant flow and programmable.

ANS completed an FDA-approved pivotal clinical trial with our constant flow implantable drug pump, the *AccuRx*® pump, and filed a PMA application with the FDA. We anticipate approval by late 2005 or early 2006.


AccuRx
ANS

MORE CHOICE

NEW INDICATIONS

Neuromodulation continues to grow in visibility and promise. Now more than ever, it holds the potential to improve the quality of life for millions of people who suffer from chronic pain and other chronic diseases. At ANS, we are excited to be part of this worthwhile endeavor to ease suffering. And while we remain focused on our core pain business, we continue to invest in our technology platforms and new product development to address significant clinical need. In 2004 we made important advances in patent and intellectual property development. ANS currently has 59 issued patents and 111 patents pending.

ANS' neuromodulation technology platforms offer numerous expansion opportunities, and the list of promising potential applications is growing. Among these are Parkinson's disease, essential tremor, migraine headache, depression, interstitial cystitis, angina, peripheral vascular disease, tinnitus, traumatic brain injury and obesity.

Parkinson's disease — Parkinson's disease is a progressive, degenerative neurological disorder that results from the destruction of neurons in the brain. Symptoms include tremor, rigidity and sudden involuntary movements (dyskinesia). An estimated 1.9 million people have the disease, and approximately 100,000 people are severely affected. The prevalence of this disease increases with age, and in the U.S., approximately 40,000 new cases are diagnosed each year. DBS for Parkinson's disease has been clinically shown to improve the primary symptoms of this disease. In this exciting area, ANS has submitted an IDE application for a pivotal trial using its *Libra* DBS system. We anticipate approval in the second quarter of 2005.

Essential tremor (ET) — Essential tremor is the most frequent movement disorder, with tremor evident during posture maintenance or action. Estimates of the prevalence of tremor vary significantly, but it is generally estimated that approximately 5 million people in the U.S. suffer from essential tremor. Tremor patients who receive insufficient relief through drug therapy may be candidates for DBS, which has been shown to be effective in reducing tremor by up to 90%. In early 2005, ANS received an FDA IDE to conduct a 160-patient pivotal trial using the *Libra* DBS system to treat essential tremor. The first implants will likely occur in the second quarter of this year.

Migraine headache — Migraine headache is the second most common form of headache. According to current neurovascular theory, it is a brain disorder involving the cranial blood vessels. Migraine affects between 23 and 45 million people, mostly women, and it costs an estimated 157 million lost workdays and $50 billion per year. In the first quarter of 2005, ANS received FDA approval for a 150-patient pivotal study of neurostimulation as a treatment for chronic migraine, and we expect the results of this pivotal study to support a future PMA submission for this indication.



Chronic depression — Chronic depression is a serious medical condition that affects a person's ability to function mentally and physically. Typical symptoms include sadness, exhaustion, anxiety, sleep problems, lack of energy, and in some cases, thoughts of suicide. According to the National Institutes of Health (NIH), chronic depression affects approximately 9.9 million adults in the U.S., or about 5% of the U.S. adult population annually. Of these 9.9 million, 15% to 20% are severely depressed and resistant to treatment. Recently, the well-respected journal *Neuron* published the first promising results in a depression study using DBS for depression. The paper reports "a striking and sustained remission of depression in four of six patients." Over a year ago, ANS acquired the exclusive rights to this intellectual property, which covers a unique method of treating chronic treatment-resistant depression through DBS.



We are currently pursuing a multi-center feasibility study to further evaluate the clinical benefits of electrical stimulation for this important application.

Interstitial cystitis (IC) — Interstitial cystitis is a chronic inflammatory condition of the bladder. Common symptoms include pelvic pain and frequent voiding or urge. According to the Interstitial Cystitis Association, there are over 700,000 cases of IC in the U.S. alone. Presently, ANS is evaluating sacral nerve stimulation (SNS) as a treatment for interstitial cystitis. ANS owns exclusive rights to an issued patent to utilize a special procedural approach to place leads in the sacral area to treat chronic pain.

Angina — Angina is chest pain that occurs when the heart muscle does not get enough oxygen due to inadequate blood flow. Worldwide, over four million people suffer from angina. For sufferers of intractable angina, neurostimulation therapy has been shown to alleviate pain and increase exercise tolerance. And while a very successful treatment in Europe, this indication has yet to be approved in the U.S. However, U.S. interest could be increasing since researchers at a recent American Heart Association conference reported positive clinical trial results (a 94% improvement) using SCS to treat angina. ANS is involved in a 60-patient multi-site study with European investigators to evaluate SCS for angina. We are investigating various regulatory strategies on how to pursue this indication in the U.S.

Peripheral vascular disease (PVD) — Peripheral vascular disease, which often creates ischemic pain, results from inadequate blood flow to the extremities. According to market research estimates, PVD affects 10–19 million people. A severe complication of PVD is amputation, which affects 60,000 people in the U.S. each year. Similar to angina, SCS for PVD, though well accepted in Europe, has yet to be approved in the U.S. We are evaluating various regulatory strategies on how to pursue this indication in the U.S.

Tinnitus — Tinnitus is the medical term for perceiving noises in one or both ears or in the head when no outside sound is present. Sufferers describe these noises as ringing, buzzing or whistling sounds. According to the American Tinnitus Association, over 50 million Americans suffer from tinnitus, to some extent. Of these 50 million, approximately 12 million see a health care professional and two million suffer so much that quality of life is severely reduced. Currently, ANS is investigating the use of a proprietary and exclusive cortical neurostimulation approach to alleviate the symptoms of tinnitus.



Traumatic brain injury (TBI) — Traumatic brain injury can result from trauma, such as a crash or fall. According to the Brain Injury Association of America (BIAA), each year 1.5 million or more Americans suffer a traumatic brain injury, and 80,000 of these sufferers are left with disabilities for life, prompting the BIAA to call traumatic brain injury the "silent epidemic." ANS is pursuing a proprietary and exclusive neurostimulation approach to alleviate the symptoms of TBI, which include headache, confusion, mood changes and memory loss.

Obesity — The NIH estimates that approximately 60 million Americans (31% of the population) are obese and nearly 5% of adults are morbidly obese. Obesity increases the risk of developing diabetes, heart disease, certain types of cancer and a host of other health problems. It also costs an estimated $57 billion in medical spending. In fact, Tommy Thompson, the former U.S. Health and Human Services Secretary, has indicated that obesity could become as significant a health crisis as cigarette smoking. ANS is presently evaluating a proprietary and exclusive neurostimulation approach to combat this growing problem.





Hi-tronics Designs, Inc.

DÜSSELDORF

LONDON

PORTLAND

BUDD LAKE

PLANO



ANS Portland



ANS Germany GmbH

GLOBAL

ANS is making strong progress in the fight against chronic pain by increasing access to our interventional pain products across the globe. Now active in 25 countries, we plan to enter five new countries within the next 24 months. In 2004, we completed and moved into our new world headquarters in Plano, Texas. This high-tech facility houses ANS' corporate and administrative functions and features a large, state-of-the-art manufacturing plant. In addition, we completed the integration of the cable and wire operations formerly owned by microHelix Inc. in Portland, Oregon; and in Australia and New Zealand, we acquired certain assets of our distributor and established a direct office in Sydney. At the same time, we expanded our marketing, sales and support teams as well as our scientific and engineering staff, which continues to develop new devices to help combat chronic pain and other nervous system disorders. ANS currently has 538 employees and 77 agents/distributors.


SYDNEY



ANS Australia Pty Limited

★ WORLD HEADQUARTERS

Advanced Neuromodulation Systems, Inc. — Plano, Texas

■ U.S. OPERATIONS

ANS Portland — Portland, Oregon
Hi-tronics Designs, Inc. — Budd Lake, New Jersey

■ INTERNATIONAL OPERATIONS

ANS U.K. Ltd. — London, England
ANS Germany GmbH — Düsseldorf, Germany
ANS Australia Pty Limited — Sydney, Australia

PEOPLE

ANS is a strong organization, founded on the principle of integrity, and our employees are our most important assets. We share a high level of professionalism, commitment and teamwork. In 2004, we introduced our new Corporate Code of Conduct, which provides general legal, ethical and behavioral standards for conducting business as an ANS employee. Compliance with these guidelines ensures that we maintain our well-earned reputation as a company with the highest standards of integrity and performance.

We also adopted the ANS Credo. The Credo centralizes what we believe as an organization—that it is our responsibility to foster a customer-centered, high performance organization in which all employees share the core values of excellence, service and integrity.

At ANS, we offer great products, but our ultimate goal is to provide unsurpassed service to our customers and our shareholders. As our Credo states:

We are committed to serving the patients, physicians, and clinicians who rely on our ability to create, manufacture, and deliver our products.

We are committed to offering significant and sustained value to our shareholders. We will "do the right thing the first time and every time."

As ANS employees, we are also committed to using our time, talents and resources, as a company and as individuals, to serve and enhance the communities in which we live and work. Among our many activities in 2004, we enjoyed collecting toys for needy children, creating care packages for soldiers, supporting many charities, and donating blood in our monthly blood drive.




CULTURE
CUSTOMER SERVICE
SHAREHOLDERS
INNOVATION

RE FOCUS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and the related Notes.

On July 11, 2003, we effected a 3-for-2 stock split in the form of a 50% stock dividend (one share of common stock paid for every two shares held), paid to shareholders of record on June 20, 2003. All prior period shares, share prices and income per share figures have been restated to reflect the split.

BACKGROUND

We entered the neuromodulation market in 1995 through the acquisition of a company that had developed and marketed a radiofrequency (RF) neurostimulation system. Through our initiatives, we developed and launched our next-generation neurostimulation system, the *Renew* RF spinal cord stimulation system, in 1999. We also recently developed our *Genesis* and *GenesisXP* totally implantable pulse generator (IPG) spinal cord stimulation systems. We began selling *Genesis* systems in Europe in 2001 and in the U.S. in 2002, subsequent to the FDA's approval of our PMA application in November 2001, and our *GenesisXP* IPG system following FDA approval in the fourth quarter of 2002. In the fourth quarter of 2004, we received approval from the FDA to market our first rechargeable IPG system, *GenesisRC*, and began test marketing in the first quarter of 2005. We received approval from the FDA for our second rechargeable system, the *Eon* IPG system, on March 4, 2005. We intend to begin a limited launch of *Eon* in the U.S. during the second quarter of 2005 and a full market launch in the second half of 2005.

In November 2002, we completed the acquisition of MicroNet Medical, Inc. (MicroNet), a privately held developer of medical devices based on proprietary micro-lead technology. MicroNet developed a line of very thin and steerable spinal cord stimulation leads called *Axxess*. These leads are the smallest neurostimulation leads on the market, which we believe offers advantages in certain applications.

In 2003, we acquired certain operations of our three remaining U.S. distributors who marketed our neuromodulation products in the U.S. In March 2003, we acquired certain operations of Sun Medical, Inc. (Sun Medical), our largest distributor, for approximately $4.9 million. In September 2003, we acquired certain operations of Comedical, Inc. (Comedical) for approximately $1.1 million. In November 2003, we acquired certain operations of our sole remaining U.S. distributor, State of the Art Medical Products (SOTA), for approximately $4.2 million. As part of these acquisitions, most of the direct sales persons who represented our products joined us as direct employees. We believe that these acquisitions have strengthened our sales capabilities and enabled us to focus the sales priorities of those personnel on our products, expand sales coverage in those former distributor territories and invest in customer and market development.

In January 2004, we began operations in Germany to sell neuromodulation devices through our wholly-owned subsidiary, ANS Germany GmbH. Prior to this time, we utilized a distributor in Germany. This relationship was terminated in January 2004 at no cost to ANS. In April 2004, we began operations in Australia to sell neuromodulation devices through our wholly-owned subsidiary, ANS Australia Ltd. Previously, we utilized a distributor in Australia, MedTel Pty Limited (formerly Getz Brothers Australia) based in Sydney, Australia (MedTel). We acquired certain assets of MedTel in April 2004 for approximately $1.1 million.

In April 2004, we acquired certain assets of microHelix Inc.'s Cable and Wire Division (microHelix), which operates in Portland, Oregon, for approximately $2.2 million. microHelix supplied coated fine wire, antennas and certain other products to ANS and HDI. The acquisition provided us with additional engineering resources and intellectual property for the design and development of new projects and technology and provides contract development and custom manufacturing for other medical device companies. The operations of these assets in Portland are included in our O.E.M. segment from the date of acquisition.

In August 2004, we acquired 3.5 million shares of the common stock of Cyberonics, Inc. (Cyberonics) for an aggregate purchase price of approximately $49.7 million with working capital funds on hand. We purchased the shares for investment purposes and because we believed that ownership of the shares could facilitate a business combination between Cyberonics and ANS that could have created significant synergies in technology development, manufacturing, sales and marketing, regulatory, administrative and other areas. Cyberonics decided not to enter into or pursue any merger or combination discussions with us. On February 2, 2005, Cyberonics announced that the FDA deemed its vagal nerve stimulation device approvable for treatment of certain types of chronic depression. Due to the increase in the price of Cyberonics' common stock following the FDA's announcement, coupled with the Cyberonics' board of directors decision not to discuss a possible combination, we sold all 3.5 million shares of the common stock of Cyberonics in open market transactions on February 14, 15, 16 and 17, 2005. Gross proceeds from the sale were approximately $135.3 million, and we will report a pre-tax gain of approximately $85.2 million, net of acquisition costs, in the first quarter of 2005.

Our current neuromodulation product line includes our *Genesis* IPG systems, *GenesisXP* IPG systems, *GenesisRC* IPG systems, *Renew* RF systems, *AccuRx* constant rate drug pump and now *Eon* rechargeable IPG systems. With the launch of our *Genesis* family of IPG systems, we compete in 100% of the implantable neurostimulation market to treat chronic pain of the trunk and limbs. The launch of the *Genesis* IPG and *GenesisXP* IPG in 2002 slowed our growth rate in sales of *Renew* systems from an average percentage growth rate in the mid-teens over the past several years to single-digit growth from 2002 to 2004. Management believes this trend of decreasing growth rates of *Renew* system sales may continue in 2005, especially as rechargeable devices are introduced into the market.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

General

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to third-party reimbursement rates, bad debts, inventories, intangible assets, and contingencies and litigation. Management bases its estimates on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies affect its more significant judgments and estimates used in preparation of its consolidated financial statements.

Revenue Recognition

We generate revenues primarily from product sales to end customers and to international distributors. We sell products primarily through a direct sales force in the U.S and a combination of direct sales representatives and independent distributors in international markets. A significant portion of revenue is generated from consigned inventory generally maintained with field representatives, which is recognized as revenue upon notification of implant or product usage. All other product sales to end customers and international distributors are recorded upon transfer of title and risk of loss to customers, provided an arrangement exists, the fee is fixed and determinable and collectibility is reasonably assured. Estimated sales returns, discounts and rebates are recorded as a reduction of sales when the related revenue is recognized. Certain of our customers are third-party payors who reimburse fixed amounts for products based on a specific diagnosis. Revenue is recognized on these third-party payor sales based on the sales price less a contractual adjustment, which is based on our history of reimbursement with the third-party payor, provided all other revenue recognition criteria are met. We do not have any continuing obligation to our customers for installation or training, and there are no acceptance clauses in our customer arrangements.

Shipping and handling costs are included in cost of revenue. Payments received in advance of revenue recognition requirements are recorded as deferred revenue on the consolidated balance sheets.

Bad Debt

We are required to estimate the collectibility of our trade receivables. A considerable amount of judgment is required in assessing the ultimate realization of the receivables, including the current credit-worthiness of each customer, the aging of receivables and our historical experience. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances or write-offs may be required.

Inventory Reserve

Our reserve for excess and obsolete inventory is based upon forecasted demand for our products. If the demand for our products is less favorable than those projected by management, additional inventory write-downs or write-offs may be required.

Intangible Assets

Intangible assets consist of goodwill, patents, purchased technology, trademarks, customer and supplier relations, and covenants not to compete and are amortized using the straight-line method over their respective useful lives except for goodwill, which is assessed annually for impairment.

In assessing the recoverability of our intangible assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets.

Contingencies and Litigation

We are subject to proceedings, lawsuits and other claims related to our products and business. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies are made after careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy, in dealing with these matters.

Stock Compensation

See Note 2 to the Consolidated Financial Statements for a discussion of the application of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" and SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" to our stock compensation programs. Additionally, see Note 13 to the Consolidated Financial Statements for a discussion of SFAS No. 123(R), "Share Based Payment," which is expected to be adopted on July 1, 2005, and when adopted will have a significant impact on our results of operations although it will have no impact on our overall financial position.

RESULTS OF OPERATIONS

Comparison of the Years Ended December 31, 2004 and 2003

Results for 2004 continue to reflect the positive impact of revenue growth from increased unit sales of our *Genesis* and *GenesisXP* IPG systems, which we launched in the U.S. in January 2002 and December 2002, respectively. During the fourth quarter of 2004, we received FDA approval to market our first rechargeable IPG system, *GenesisRC*, and we filed a PMA supplement with the FDA for approval to market our second rechargeable IPG system. We received approval for our second rechargeable IPG system, *Eon*, on March 10, 2005. We believe our IPG systems, both rechargeable and conventional, will generate most of our growth during 2005. On February 17, 2005, we reaffirmed our annual revenue guidance of $145 million, although we indicated that revenue for the first quarter could be below previous analyst consensus. Competition is growing. Because a new competitor has entered the neurostimulation for chronic pain market, and because our competitors are larger and have greater resources than we do, competitive pressure is increasing, which directly affects revenue growth.

Net revenue. Net revenue increased $29.66 million, or 32.6%, in 2004 from 2003 primarily due to increased sales of our *Genesis* family of IPG systems, which increased neuro product net revenue 36.1% to a record $108.87 million in 2004 from $80 million in 2003. Revenue from our *Renew* RF system grew modestly year over year. Net revenue of our O.E.M. business, as planned, increased modestly to $11.88 million in 2004 from $11.08 million in 2003. We continue to use more of our O.E.M. manufacturing and development capabilities for our own increasing needs, and as such we anticipate only modest growth in our O.E.M. business in 2005.

Gross profit. Gross profit increased $24.70 million, or 38.6%, in 2004 from 2003 due to the increase in net revenue discussed above and an improvement in gross profit margins. Gross profit margins increased to 73.4% in 2004, compared to 70.2% in 2003, due to higher ratio of sales of our neurostimulation products compared to O.E.M. sales, which contribute higher margins than O.E.M. product sales, higher neurostimulation product sales from direct sales and commissioned agents, which contribute higher margins than distributor sales, and operational efficiencies gained from higher manufacturing volumes. In March, September and November 2003, we completed three separate acquisitions of certain operations of our remaining U.S. distributors and transitioned to a direct sales model in those associated territories, and in April 2004, we completed the acquisition of certain assets of our Australian distributor and transitioned to a direct sales model in that territory. This had the effect of improving gross margins in 2004 due to direct sales of product versus sales to distributors at reduced pricing. Correspondingly, sales and marketing expense increased as we added direct salespeople.

Operating expenses. Total operating expenses increased $16.75 million, or 36.8%, and increased as a percentage of net revenue to 51.6% in 2004 from 50.0% in 2003. The increase as a percentage of net revenue was primarily due to increased investments in our sales and marketing capabilities and an increase in general and administrative expense due to litigation expense associated with our lawsuit against Advanced Bionics. Our amortization expense as a percentage of net revenue remained flat, while our research and development expense as a percentage of net revenue decreased. In February 2005, we announced that we intend to accelerate our pursuit of new indications for our technology more aggressively by accelerating clinical studies, regulatory approval efforts and product development. Concurrently, we expect operating expenses as a percentage of revenue to increase in 2005.

Sales and marketing. Sales and marketing expense, as a percentage of net revenue, increased to 31.4% in 2004 from 29.2% in 2003, and the expense increased in absolute dollars by $11.35 million principally due to higher commission expense from increased neuro product sales, higher commission expense due to the additional salespersons we acquired in 2003 from the acquisitions of certain operations from our three remaining U.S. distributors, higher salary expense from annual salary increases and staffing additions in reimbursement, direct sales and clinical support specialists, higher employee benefit costs, and higher travel expense due to increased direct sales activities. We expect to continue to add additional salespersons and clinical specialists in the future.

Research and development. Research and development expense, as a percentage of net revenue, decreased to 8.9% in 2004 from 10.5% in 2003, while the expense increased in absolute dollars by $1.23 million principally due to higher salary and benefit expense from staffing additions and annual salary increases. Our development efforts in 2004 continued to focus on next-generation neurostimulation systems for chronic pain and other future clinical applications. We spent less than we expected in 2004 for research and development expense due to a delay in the commencement of our clinical trials on deep brain stimulation and migraine headaches when negotiations with the FDA took longer than expected. We currently expect to commence our migraine headache trials in the first half of 2005 and our deep brain stimulation trials in the second quarter of 2005. As indicated above, we intend to accelerate clinical studies, regulatory, and research and development activities in 2005, with the result that we expect expenditures of approximately $20 million in 2005, or 13.8% of targeted net revenue.

General and administrative. General and administrative expense, as a percentage of net revenue, increased to 9.3% in 2004 from 8.4% in 2003, and the expense increased in absolute dollars by $3.55 million principally due to higher salary expense from annual salary increases and staffing additions, higher legal expense associated with our lawsuit against Advanced Bionics filed in April 2004, expense related to compliance with Sarbanes-Oxley requirements and higher depreciation expense. Excluding the litigation expense associated with the Advanced Bionics lawsuit of approximately $1.0 million, general and administrative expense as a percentage of net revenue would have remained flat at 8.4% in 2004 compared to 2003.

Amortization of other intangibles. Amortization expense of intangibles, as a percentage of net revenue, remained flat at 2.0% in 2004 compared to 2003, and the expense increased in absolute dollars by $628,000, due to a full year of amortization expense for intangible assets we acquired in 2003 from the acquisition of certain operations of our three remaining U.S. distributors, additional expense for intangible assets we acquired in the April 2004 acquisitions of MedTel and microHelix, and additional intangible assets from earn-out consideration as milestones were met in January 2004 pursuant to the MicroNet acquisition agreement.

Other income. Other income decreased $644,000 in 2004 from 2003 primarily because other income in 2003 included $969,000 associated with the reversal of a tax abatement liability in which we were legally released from our potential obligation to pay that amount in 2003. Interest income increased $149,000 in 2004 from 2003 due to higher return rates on invested funds, partially offset by having our August 2004 investment of $49.68 million (cost basis) in Cyberonics not earning interest income. In 2004 we had a foreign currency transaction gain of $182,000 from our operations initiated in 2004 in Germany and Australia due to the strengthening of the Euro and Australian dollar in relation to the U.S. dollar.

Income tax expense. Income tax expense increased $2.37 million in 2004 from 2003 as a result of increased income before taxes partially offset by a decrease in our effective tax rate from 35.1% in 2003 to 34.4% in 2004. Our decreased effective tax rate is primarily due to a higher research and development tax credit, enhanced benefit related to the extraterritorial income exclusion (ETI), and income in Australia where the statutory rate for corporations is lower than the U.S. statutory rate. The effective tax rates reflect provision for U.S. federal and state taxes, offset by tax-exempt interest income earned on our marketable securities and in 2004, the increased research and development credit, benefits related to ETI, and the lower tax rate in Australia.

Net income. Net income increased $4.95 million, or 37.4%, in 2004 from 2003 primarily due to the positive impact of revenue growth from increased unit sales of our *Genesis* and *GenesisXP* IPG systems, increased gross margin and a lower tax rate. Net income per diluted share increased to $.86 in 2004 from $.64 in 2003. Excluding the one-time tax abatement reversal in 2003 discussed above, net income per share increased 41% to $.86 in 2004 from $.61 in 2003.

Comparison of the Years Ended December 31, 2003 and 2002

Net revenue. Net revenue increased $33.71 million, or 58.8%, in 2003 from 2002 due to increased sales of our neurostimulation products, which increased 71.3% to a record $80.00 million in 2003 from $46.71 million in 2002 primarily due to increased sales of our *Genesis* family of IPG systems. Revenue from our *Renew* RF system grew modestly year over year. Net revenue of our O.E.M. business, as planned, increased modestly to $11.08 million in 2003 from $10.66 in 2002 primarily due to higher volume of O.E.M. product sales. We continued to use more of our O.E.M's manufacturing and development capabilities for our own increasing needs.

Gross profit. Gross profit increased $27.23 million, or 74.2%, in 2003 from 2002 due to the increase in net revenue discussed above and an improvement in gross profit margins. Gross profit margins increased to 70.2% in 2003, compared to 64.0% in 2002, due to higher ratio of sales of our neurostimulation products compared to O.E.M. sales, which contribute higher margins than O.E.M. product sales, higher neurostimulation product sales from direct sales and commissioned agents, which contribute higher margins than distributor sales due to three acquisitions in 2003 of certain operations of our remaining U.S. distributors, and operational efficiencies gained from higher manufacturing volumes.

Operating expenses. Total operating expenses increased $18.07 million, or 65.8%, and increased as a percentage of net revenue to 50.0% in 2003 from 47.9% in 2002, primarily due to increased investments in our sales and marketing capabilities, including the additional sales personnel acquired in the three acquisitions in 2003 of certain operations of our remaining U.S. distributors, and to a lesser extent increased investments in research and development and increased amortization expense from intangibles acquired in our various acquisitions. We continued to leverage our general and administrative expense in 2003.

Sales and marketing. Sales and marketing expense, as a percentage of net revenue, increased to 29.2% in 2003 from 26.0% in 2002, and the expense increased in absolute dollars by $11.62 million principally due to higher commission expense from increased neuro product sales, higher salary expense from annual salary increases and staffing additions in reimbursement, direct sales and clinical support specialists, higher employee benefit costs from staffing additions, higher travel expense due to increased direct sales activities and higher expense for education and training of new implanters of neuro products. In 2003, we expanded our sales and marketing capabilities with the acquisitions of certain operations from our three remaining U.S. distributors and added substantially all of the salespersons of those businesses to our direct sales force.

Research and development. Research and development expense, as a percentage of net revenue, increased slightly to 10.5% in 2003 from 10.2% in 2002, and the expense increased in absolute dollars by $3.68 million principally due to higher salary and benefit expense from staffing additions and annual salary increases, higher stock-based compensation expense for certain consultants and higher prototype tooling and test materials for new products under development. Our development efforts in 2003 continued to focus on next-generation IPG stimulation systems, an IPG stimulation system for deep brain stimulation and next-generation drug pumps.

General and administrative. General and administrative expense, as a percentage of net revenue, decreased to 8.4% in 2003 from 10.0% in 2002, while the expense increased in absolute dollars by $1.89 million principally due to higher salary expense from annual salary increases and staffing additions, higher employee benefit costs, higher recruiting fee expense and higher depreciation expense.

Amortization of other intangibles. Amortization expense of intangibles increased 92.4% in 2003 from 2002, or $879,000, due to a full year of amortization expense for intangible assets we acquired in the November 2002 MicroNet acquisition, plus amortization of additional intangible assets from earn-out consideration paid in 2003 as milestones were met pursuant to the MicroNet acquisition agreement. In addition we recorded amortization expense for intangible assets we acquired in 2003 from the acquisition of certain operations of our three remaining U.S. distributors.

Other income. Other income increased $1.05 million in 2003 from 2002 primarily due to the reversal of an accrued tax abatement liability of $969,000, as we were legally released from our potential obligation to pay that amount in 2003.

Income tax expense. Income tax expense increased $3.67 million in 2003 from 2002 as a result of increased income before taxes and an increase in the overall effective tax rate to 35.1% in 2003 from 34.3% in 2002. Our increased effective tax rate is primarily due to our federal statutory tax rate being 35% in 2003 compared to 34% in 2002. The effective tax rates reflect a provision for U.S. federal and state taxes, offset by tax-exempt interest income earned on our cash, cash equivalents and marketable securities.

Net income. Net income increased $6.53 million, or 97.7%, in 2003 from 2002 primarily due to the positive impact of revenue growth from increased unit sales of our *Genesis* and *GenesisXP* IPG systems, increased gross margin, and to a lesser extent from the reversal of the tax abatement liability discussed above. Net income per diluted share increased to $.64 in 2003 from $.37 in 2002. Excluding the one-time tax abatement reversal, net income per share increased to $.61 in 2003 from $.37 in 2002.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2004, our working capital increased to $168.35 million from $126.44 million at December 31, 2003. The ratio of current assets to current liabilities was 18.78:1 at December 31, 2004, compared to 11.21:1 at December 31, 2003. Cash, cash equivalents, and marketable securities totaled $124.02 million at December 31, 2004, compared to $94.80 million at December 31, 2003. At December 31, 2004, we had an unrealized gain on an investment in Cyberonics of $22.84 million, which we subsequently sold in February 2005, as discussed below. In 2004, we made numerous investments, discussed below, which were funded to a large extent from operations.

In August 2004, we purchased 3,500,000 shares of Cyberonics' common stock on the open market at an aggregate cost of $49.68 million. We sold the 3,500,000 shares in February 2005 and received proceeds of $135.29 million from the sale of the shares. We will report a pre-tax gain of approximately $85.2 million, after acquisition related expenses, during the first quarter of 2005.

Our Board of Directors approved a share repurchase program of 1,000,000 shares in May 2004. As of the end of the fiscal year 2004, we have not repurchased any shares under the program but may elect to utilize a portion of our cash, including proceeds from the Cyberonics' common stock sale, for this repurchase program. In March 2005, we repurchased 78,000 shares of our common stock for approximately $2.3 million.

In April 2004, we acquired certain assets of our exclusive distributor of our neuromodulation devices in Australia and commenced selling these devices in Australia through a combination of direct sales personnel and sales agents. The total cost of the acquisition was approximately $1.09 million, which we funded from our cash reserves.

Also in April 2004, we acquired the assets of the Cable and Wire Division of microHelix for approximately $2.05 million, which we funded from our cash reserves. As part of the transaction, we also assumed liabilities of approximately $132,000.

We increased our investment in inventories to $23.92 million at December 31, 2004, from $22.11 million at December 31, 2003. This increase from year-end 2003 was primarily the result of two factors. First, we increased our investment in inventories held by direct and commissioned sales agents during 2004 as a result of an increased sales force and in Germany and Australia due to our going to a direct sales model in both countries in 2004. Second, we increased our investment in raw materials and finished goods for our *Genesis* and *GenesisXP* IPG systems to support the continued success of these products in the U.S. market and in anticipation of continued sales growth.

Our investment in trade accounts receivable increased to $25.32 million at December 31, 2004, from $17.89 million at December 31, 2003, due to the increase in sales of our neurostimulation products. Our days sales outstanding increased from 64 days at year-end 2003 to 72 days at year-end 2004 due to slower payments from hospitals, higher sales to third party payors including insurance companies, and receivables from going direct in 2004 in Australia and Germany, where payments are slower from third party payors than our former distributors in those countries.

In November 2002, we completed the acquisition of MicroNet. At closing we paid the former MicroNet shareholders $500,000 in cash and 234,453 shares of our common stock with a value at the time of issuance of $4,648,421. In addition, we incurred expenses of $859,460, including an investment-banking fee of $600,000. In 2003, we paid the former MicroNet shareholders an aggregate of 59,981 shares of our common stock with a value at the time of issuance and release from escrow of $1,720,241 upon the successful completion of two product milestones. In January 2004, an additional product milestone was satisfied, and we paid the former MicroNet shareholders an aggregate of 16,705 shares of our common stock with a value at the time of issuance and release from escrow of $767,511. In May 2004, the former MicroNet shareholders agreed that no further product milestones payments will be made because no further product milestones will be met. The former MicroNet shareholders may, however, receive additional shares of our common stock with an aggregate value of $3 million if we generate $5 million in cumulative net sales of MicroNet lead products by November 2006.

Excluding expenditures discussed below on our new facility, we spent $8.11 million during 2004 for capital expenditures primarily for new furniture and equipment for our new facility, additional manufacturing tooling and equipment to support our current products and new products we expect to introduce in 2005.

We completed construction and relocated our corporate headquarters to a new 143,000-square-foot facility located in Plano, Texas, in mid-2004. We designed the new facility to accommodate planned growth within a five-year horizon. The total construction cost of the facility was $17.52 million, of which $8.70 million was funded during 2004. We paid for the construction of the facility from our cash reserves.

We received $6.03 million of cash during 2004 from the exercise of employee, advisory director and director stock options to purchase 607,858 shares of our common stock.

In 2004, liquidity was enhanced based on our ability to utilize $3.3 million of a $3.4 million net operating loss carryforward acquired from MicroNet to offset taxable income. In the future, liquidity may also be enhanced based on our ability to utilize all or part of a net operating loss carryforward of $250,000 and a research and development tax credit of $838,000 to offset future taxable income.

Additionally, liquidity may be enhanced to the extent we realize tax benefits from stock option exercises. Exercises of nonqualified stock options, and exercises of incentive stock options followed by "disqualifying dispositions" of the underlying common stock within one year following exercise, generate compensation expense for tax purposes in the year of exercise or disposition, as the case may be. During 2004, we generated a $5.10 million tax benefit related to nonqualified stock option exercises and disqualifying dispositions of common stock acquired on exercise of incentive stock options.

In April 2004, we filed a patent infringement/trade secret lawsuit against Advanced Bionics. The pre-tax costs associated with the lawsuit have been approximately $400,000 per quarter to date and are likely to increase as we approach a trial date in January 2006.

The following table sets forth certain information concerning our contractual obligations at December 31, 2004.

	Maturity by Fiscal Year (in thousands)						
	Total	2005	2006	2007	2008	2009	Thereafter
Operating leases[1]	$ 770	$ 500	$ 100	$ 68	$ 68	$ 34	$ —
Inventory purchases[2]	$ 5,374	$ 5,374	$ —	$ —	$ —	$ —	$ —
Total	$ 6,144	$ 5,874	$ 100	$ 68	$ 68	$ 34	$ —

(1) In accordance with accounting principles generally accepted in the U.S., these obligations are not reflected in the consolidated balance sheets. These obligations are for operating lease payments primarily related to facilities.

(2) Our inventory purchase commitments do not exceed our projected requirements over the related terms and are in the normal course of business.

We believe our current cash, cash equivalents, marketable securities and cash generated from operations will be sufficient to fund our current levels of operating needs, capital expenditures and share repurchases for the foreseeable future. We currently have no credit facilities in place. If we decide to acquire complementary businesses, product lines, or technologies or to enter into joint ventures or strategic alliances that require substantial capital, we intend to finance those activities by the most attractive alternative available, which could include utilizing our current cash, bank borrowings, or the issuance of debt or equity securities.

CASH FLOWS

Net cash provided by operating activities was $20.45 million in 2004, $16.48 million in 2003 and $7.59 million in 2002. Net cash provided by operating activities increased by $3.98 million in 2004 from 2003 principally due to a $4.95 million increase in net income. Net cash provided by operating activities increased by $8.89 million in 2003 from 2002 principally due to a $6.53 million increase in net income and a $7.94 million increase in tax benefits from the exercise of stock options. These increases in both 2004 and 2003 were partially offset by increases in accounts receivable and inventory. Net cash provided by operating activities increased by $4.53 million in 2002 from 2001 principally due to a $5.17 million increase in net income.

Net cash used in investing activities was $28.39 million in 2004, $26.38 million in 2003 and $91.14 million in 2002. In 2004, our primary investing activities using cash were the purchase of marketable securities ($323.02 million), the purchase of Cyberonics' common stock ($49.68 million), funds used to complete the construction of our new corporate headquarters facility ($8.7 million), capital expenditures and additions to intangible assets ($8.11 million), the purchase of certain assets of microHelix ($2.05 million) and the purchase of certain operations of our Australian distributor ($1.09 million), while net proceeds from the sale of marketable securities provided cash of $364.25 million. In 2003, our primary investing activities using cash were the purchase of marketable securities ($382.65 million), the purchase of certain operations of three of our U.S. distributors ($10.23 million), funds used to finance the interim construction of our new corporate headquarters facility ($8.83 million), capital expenditures ($5.80 million) and the purchase of minority equity investments in preferred stock of two privately-held companies ($1.10 million), while net proceeds from the sale of marketable securities provided cash of $382.22 million. In 2002, our primary investing activities using cash were the purchase of marketable securities ($188.39 million), the purchase of land ($3.19 million), capital expenditures ($2.94 million) and cash used in the purchase of MicroNet ($1.36 million), while net proceeds from the sale of marketable securities provided cash of $104.75 million.

Net cash provided by financing activities was $6.03 million in 2004, $7.52 million in 2003 and $84.73 million in 2002. During 2004 and 2003, all of the cash provided by financing activities was the result of the exercise of stock options. During 2002, we used $190,000 to repay our entire outstanding long-term debt, while we received $83.18 million in net proceeds from a public offering and $1.75 million from the exercise of stock options.

As noted, in February 2005, we sold the 3.5 million shares of Cyberonics' common stock we held and received proceeds of $135.29 million, which will result in a pre-tax gain of approximately $85.2 million, after acquisition related expenses, during the first quarter of 2005.

CURRENCY FLUCTUATIONS

Our international sales are denominated in U.S. dollars with the exception of sales made by our wholly-owned German and Australian subsidiaries, which began selling direct in January 2004 and April 2004, respectively. Our German and Australian subsidiaries' sales are denominated in Euros and Australian dollars, respectively. Our intercompany transactions with our international subsidiaries are denominated in U.S. dollars and as such these transactions are subject to currency fluctuations. Fluctuations in currency exchange rates in other countries could reduce the demand for our products by increasing the price of our products in the currency of the countries in which the products are sold, although we do not believe currency fluctuations have had a material effect on the Company's results of operations to date.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any obligations other than the operating leases discussed above that meet the definition of an off-balance sheet arrangement and that have or are reasonably likely to have a material adverse effect on the Company's financial statements.

OUTLOOK AND UNCERTAINTIES

The following is a "safe harbor" statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this Annual Report to Shareholders contain statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. The words "expect," "estimate," "anticipate," "predict," "believe," plan," "will," "should," "intend," "would," "scheduled," "new market," "potential market applications" and similar expressions and variations are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Such statements appear in a number of places in this Annual Report to Shareholders and include statements regarding our intent, belief or current expectations with respect to, among other things: (i) trends affecting our financial condition or results of operations; (ii) business growth strategies; and (iii) our financing plans. We caution our readers that any forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors. These risks and uncertainties include, but are not limited to, those discussed or identified from time to time in our public filings, including the following: market acceptance of our new rechargeable IPGs, as well as continued market acceptance of our conventional IPGs and radiofrequency powered SCS systems; competition from and the launch of new competitive products by Medtronic, Advanced Bionics/Boston Scientific, or others, as well as other market factors that could impede growth in or reduce sales of our IPG and RF systems, which could adversely affect revenues and profitability; patient or physician selection of less invasive or less expensive alternatives; adverse changes in coverage or reimbursement amounts by Medicare, Medicaid, private insurers, managed care organizations, or workers' comp programs; intellectual property protection and potential infringement and invalidity issues; the cost, uncertainty and other risks inherent in patent and intellectual property litigation, including our litigation against Advanced Bionics; obtaining necessary government approvals for our new products and applications and maintaining compliance with FDA product and manufacturing requirements; failure to comply with other government regulations applicable to our business, including regulations applicable to the sales and marketing of our products, reimbursement, Medicare and Medicaid billing, and other business practices, which are the subject of review by the Office of Inspector General; reliance on single suppliers for certain components; completion of research and development projects in an efficient and timely manner; the satisfactory completion of clinical trials and/or market tests prior to the introduction of new products; successful integration of acquired businesses, products and technologies; product liability litigation risks; assumptions regarding the size and growth potential of the various markets we serve or hope to serve; and international trade risks. With respect to statements regarding IDE approval to investigate the safety and efficacy of our systems to treat various neurological disorders, risks and uncertainties also include successful patient enrollment in and timely implementation of the IDE clinical studies involved; physician and patient acceptance of the neurostimulation system involved, for which already-approved products may already be available on the market; and the uncertainty of clinical results that may ensue from these clinical studies. With respect to statements regarding the first study of DBS for TRD, sample size was small, follow-up was limited, and no sham surgery or systematic placebo control arm was used. There were also limitations on identifying markers that might predict response. Differences in electrode targeting and placement may have also contributed to the observed response variance. The mechanisms of action of DBS are incompletely understood. These and other factions require testing of additional subjects.

Consequently, if such management assumptions prove to be incorrect or such risks or uncertainties materialize, anticipated results could differ materially from those forecast in forward-looking statements. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this Annual Report to Shareholders.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We invest our cash reserves in high quality short-term liquid money market instruments with major financial institutions and certificates of deposit of $100,000 or less per financial institution with maturities less than 90 days. The rate of interest earned on these investments will vary with overall market rates. A hypothetical 10% change in the interest rates earned on these investments would not have a material effect on our results of operations or cash flows.

We also have certain investments in available-for-sale securities. These investments primarily consist of tax-exempt investment grade municipal bonds with maturities less than three years from the date of purchase, 7-day and 35-day AAA municipal bond floaters and an investment in the common stock of Cyberonics, Inc. We made our investment in Cyberonics in August 2004 when we acquired 3,500,000 shares of common stock at a cost basis of $49,679,619. At December 31, 2004, the fair value of the investment in Cyberonics had increased to $72,520,000. In February 2005, the Company sold the 3,500,000 shares and received gross proceeds on the sale of $135.3 million, resulting in a pre-tax gain of approximately $85.2 million, net of acquisition costs, which will be recorded in the first quarter of 2005. At December 31, 2004, we also had investments in tax-exempt investment grade municipal bonds and 7-day and 35-day municipal bond floaters with a cost basis of $44,864,232 and a fair value of $44,841,352. These investments are subject to overall bond market and interest rate risk. A hypothetical 10% change from existing interest rates on these investments would not have a material effect on our results of operations or cash flows due to a majority of the portfolio maturing in less than one year.

We do not use derivative financial instruments to manage the impact of interest rate changes on our investments or debt instruments. At December 31, 2004, we had no interest-bearing debt.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, we believe that, as of December 31, 2004, the Company's internal control over financial reporting is effective based on those criteria.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, has been audited by Ernst & Young LLP, the independent registered public accounting firm who also audited the Company's consolidated financial statements. Ernst & Young's attestation report on management's assessment of the Company's internal control over financial reporting is presented on the following page.



Christopher G. Chavez
President & Chief Executive Officer



F. Robert Merrill III
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Advanced Neuromodulation Systems, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Advanced Neuromodulation Systems, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Advanced Neuromodulation Systems, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Advanced Neuromodulation Systems, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Advanced Neuromodulation Systems, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Advanced Neuromodulation Systems, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2004, of Advanced Neuromodulation Systems, Inc. and subsidiaries and our report dated March 11, 2005, expressed an unqualified opinion thereon.

Ernst + Young LLP

Dallas, Texas

March 11, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Advanced Neuromodulation Systems, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Neuromodulation Systems, Inc. and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Advanced Neuromodulation Systems, Inc. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U. S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Advanced Neuromodulation Systems, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2005, expressed an unqualified opinion thereon.

Ernst + Young LLP

Dallas, Texas

March 11, 2005

CONSOLIDATED BALANCE SHEETS

Assets

December 31,	2004	2003
Current assets:		
Cash and cash equivalents	$ 6,654,712	$ 8,588,281
Marketable securities	117,361,352	86,213,841
Receivables:		
Trade accounts, less allowances of $398,627 in 2004 and $447,457 in 2003	25,322,813	17,892,416
Interest and other	638,987	259,687
Total receivables	25,961,800	18,152,103
Inventories:		
Raw materials	10,067,802	10,766,127
Work-in-process	4,435,746	3,569,111
Finished goods	9,420,303	7,777,921
Total inventories	23,923,851	22,113,159
Deferred income taxes	2,029,091	1,423,228
Income taxes receivable	—	1,324,001
Prepaid expenses and other current assets	1,888,957	1,007,244
Total current assets	177,819,763	138,821,857
Property, equipment and fixtures:		
Land	3,191,427	3,191,427
Building	17,523,181	8,825,730
Furniture and fixtures	6,829,357	4,429,672
Machinery and equipment	18,757,126	13,944,120
Leasehold improvements	638,778	1,822,152
	46,939,869	32,213,101
Less accumulated depreciation and amortization	13,764,540	11,063,091
Net property, equipment and fixtures	33,175,329	21,150,010
Minority equity investments in preferred stock	1,104,000	1,104,000
Goodwill	12,078,668	12,078,668
Patents and licenses, net of accumulated amortization of $2,301,780 in 2004 and $1,848,354 in 2003	6,208,520	5,814,974
Purchased technology, net of accumulated amortization of $3,917,268 in 2004 and $2,910,895 in 2003	11,414,908	10,319,679
Tradenames, net of accumulated amortization of $1,266,929 in 2004 and $1,110,458 in 2003	1,901,470	1,800,572
Customer and supplier relations, net of accumulated amortization of $645,336 in 2004 and $194,303 in 2003	2,429,671	2,373,558
Other assets, net of accumulated amortization of $1,202,605 in 2004 and $803,797 in 2003	1,354,812	1,342,969
	$ 247,487,141	$ 194,806,287

See accompanying notes to consolidated financial statements.

Liabilities and Stockholders' Equity

December 31,	2004	2003
Current liabilities:		
Accounts payable	$ 3,206,516	$ 5,717,222
Accrued salary and employee benefit costs	2,390,721	4,045,361
Accrued commissions	2,656,112	1,424,471
Income taxes payable	708,412	—
Deferred revenue	165,861	503,093
Other accrued expenses	342,075	694,449
Total current liabilities	9,469,697	12,384,596
Deferred income taxes	14,734,487	3,389,255
Non-current deferred revenue	718,820	907,513
Commitments and contingencies		
Stockholders' equity:		
Common stock, $.05 par value;		
Authorized - 100,000,000 shares;		
Issued - 20,337,501 shares in 2004 and 19,712,938 in 2003	1,016,875	985,647
Additional capital	161,625,018	149,644,033
Retained earnings	45,681,864	27,515,001
Accumulated other comprehensive income (loss), net of tax expense of $8,544,328 in 2004 and net of tax benefit of $10,181 in 2003	14,240,380	(19,758)
Total stockholders' equity	222,564,137	178,124,923
	$ 247,487,141	$ 194,806,287

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31,	2004	2003	2002
Net revenue	$ 120,743,651	$ 91,081,969	$ 57,372,013
Cost of revenue	32,093,221	27,135,320	20,658,798`
Gross profit	88,650,430	63,946,649	36,713,215
Operating expenses:			
Sales and marketing	37,898,560	26,552,873	14,931,826
Research and development	10,751,281	9,525,411	5,842,576
General and administrative	11,173,924	7,628,127	5,738,392
Amortization of other intangibles	2,459,430	1,831,644	952,214
	62,283,195	45,538,055	27,465,008
Income from operations	26,367,235	18,408,594	9,248,207
Other income:			
Foreign currency transaction gain	182,088	—	—
Investment income	1,144,381	995,318	922,909
Other income	—	974,846	—
	1,326,469	1,970,164	922,909
Income before income taxes	27,693,704	20,378,758	10,171,116
Income taxes	9,526,841	7,161,504	3,486,658
Net income	$ 18,166,863	$ 13,217,254	$ 6,684,458
Net income per share:			
Basic	$ .90	$ .69	$ .41
Diluted	$ .86	$ .64	$ .37

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 18,166,863	$ 13,217,254	$ 6,684,458
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	4,451,507	3,054,078	2,299,335
Amortization	2,459,431	1,831,644	952,214
Deferred income taxes	1,766,797	(1,169,197)	645,134
Stock-based compensation	115,892	845,480	123,492
Accrued tax abatement liability	—	(969,204)	—
Non-operating loss included in net income	—	—	8,666
Increase (decrease) in inventory reserve	(45,262)	84,132	51,403
Gain on sale of marketable securities	149,371	—	—
Changes in operating assets and liabilities, net of acquisitions:			
Receivables	(7,756,991)	(7,115,849)	(4,306,888)
Inventories	(1,103,829)	(6,461,212)	(4,025,504)
Income taxes receivable	1,324,001	(1,324,001)	678,341
Prepaid expenses and other current assets	(942,079)	4,306	(387,323)
Income taxes payable	708,412	(822,228)	822,228
Tax benefit from stock option exercises	5,102,954	9,786,072	1,847,438
Accounts payable	(2,592,280)	3,324,643	557,542
Accrued expenses	(825,373)	1,589,993	1,874,533
Deferred revenue	(525,925)	601,525	(233,609)
Total adjustments	2,286,626	3,260,182	907,002
Net cash provided by operating activities	20,453,489	16,477,436	7,591,460
Cash flows from investing activities:			
Purchases of marketable securities	(323,018,919)	(382,648,595)	(188,390,536)
Purchase of Cyberonics, Inc. common stock	(49,679,619)	—	—
Proceeds from sales of marketable securities	364,248,896	382,222,800	104,747,808
Purchase of land	—	—	(3,191,427)
New facility construction	(8,697,451)	(8,825,730)	—
Additions to property, equipment, fixtures and intangible assets	(8,112,662)	(5,796,645)	(2,942,227)
Minority equity investments in preferred stock	—	(1,104,000)	—
Acquisition of MicroNet	—	—	(1,359,460)
Acquisition of certain assets of microHelix, Inc.	(2,046,105)	—	—
Acquisition of certain operations of distributors	(1,086,558)	(10,226,900)	—
Net cash used in investing activities	(28,392,418)	(26,379,070)	(91,135,842)
Cash flows from financing activities:			
Payment of long-term notes	—	—	(189,722)
Net proceeds from public offering of common stock	—	—	83,175,353
Exercise of stock options	6,025,856	7,516,941	1,746,400
Net cash provided by financing activities	6,025,856	7,516,941	84,732,031
Net increase (decrease) in cash and cash equivalents	(1,913,073)	(2,384,693)	1,187,649
Effect of exchange rates on cash and cash equivalents	(20,496)	—	—
Cash and cash equivalents at beginning of year	8,588,281	10,972,974	9,785,325
Cash and cash equivalents at end of year	$ 6,654,712	$ 8,588,281	$ 10,972,974
Supplemental cash flow information is presented below:			
Income taxes paid (net of refunds)	$ 633,720	$ 732,944	$ (415,311)
Interest paid	$ 61,815	$ —	$ 10,759
Non-cash activity:			
Assumed acquisition liabilities	$ 131,574	$ —	$ —
Stock issued for patents and intangible assets	$ 767,511	$ 1,720,241	$ 4,648,421

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Three Years Ended December 31, 2004	Common Stock Shares	Common Stock Amount	Additional Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at December 31, 2001 (restated for 3-for-2 stock split)	13,607,802	$ 680,390	$ 38,443,451	$ 7,709,290	$ (21,250)	$ 46,811,881
Net income	—	—	—	6,684,458	—	6,684,458
Adjustment to unrealized losses on marketable securities, net of tax	—	—	—	—	7,365	7,365
Comprehensive income						6,691,823
Sale of newly issued common stock in a public offering, net of offering costs	4,312,500	215,625	82,959,728	—	—	83,175,353
Issuance of shares for stock option exercises	371,259	18,563	1,727,837	—	—	1,746,400
Stock-based compensation	—	—	123,492	—	—	123,492
Issuance of shares for acquisition	234,453	11,723	4,636,698	—	—	4,648,421
Tax benefit from stock option exercises	—	—	1,847,438	—	—	1,847,438
Balance at December 31, 2002	18,526,014	926,301	129,738,644	14,393,748	(13,885)	145,044,808
Net income	—	—	—	13,217,254	—	13,217,254
Adjustment to unrealized losses on marketable securities, net of tax	—	—	—	—	(5,873)	(5,873)
Comprehensive income						13,211,381
Issuance of shares for stock option exercises	1,124,372	56,219	7,460,722	—	—	7,516,941
Stock-based compensation	—	—	845,480	—	—	845,480
Shares issued for fractional share round-up in 3-for-2 stock split	2,571	128	95,873	(96,001)	—	—
Issuance of earn-out shares for acquisition	59,981	2,999	1,717,242	—	—	1,720,241
Tax benefit from stock option exercises	—	—	9,786,072	—	—	9,786,072
Balance at December 31, 2003	19,712,938	985,647	149,644,033	27,515,001	(19,758)	178,124,923
Net income	—	—	—	18,166,863	—	18,166,863
Adjustment to unrealized gains on marketable securities, net of tax	—	—	—	—	14,280,634	14,280,634
Foreign currency translation adjustment	—	—	—	—	(20,496)	(20,496)
Comprehensive income						32,427,001
Issuance of shares for stock option exercises	607,858	30,393	5,995,463	—	—	6,025,856
Stock-based compensation	—	—	115,892	—	—	115,892
Issuance of earn-out shares for acquisition	16,705	835	766,676	—	—	767,511
Tax benefit from stock option exercises	—	—	5,102,954	—	—	5,102,954
Balance at December 31, 2004	20,337,501	$ 1,016,875	$ 161,625,018	$ 45,681,864	$ 14,240,380	$ 222,564,137

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) BUSINESS

Advanced Neuromodulation Systems, Inc. (the Company or ANS) designs, develops, manufactures and markets implantable neuromodulation devices. ANS devices are used primarily to manage chronic, severe pain. The Company also provides contract development and custom manufacturing, also known as O.E.M. or original equipment manufacturing, for other medical device companies through the Hi-tronics Designs, Inc. (HDI) subsidiary and through operations in Portland, Oregon (formerly the Cable and Wire Division of microHelix, Inc., which was acquired in April 2004). ANS neuromodulation revenues are derived primarily from sales throughout the United States, Europe and Australia, while O.E.M. revenues are derived within the United States.

On July 11, 2003, the Company effected a 3-for-2 stock split in the form of a 50% stock dividend (one share of common stock paid for every two shares held), paid to shareholders, of record on June 20, 2003. All prior period shares, share prices and income per share figures have been restated to reflect the split.

The research and development, manufacture, sale and distribution of medical devices is subject to extensive regulation by various public agencies, principally the U.S. Food and Drug Administration and corresponding state, local and foreign agencies. Product approvals and clearances can be delayed or withdrawn for failure to comply with regulatory requirements or the occurrence of unforeseen problems following initial marketing.

In addition, ANS neuromodulation products are purchased by hospitals and other users who then bill various third-party payors including Medicare, Medicaid, private insurance companies and managed care organizations, and workers' compensation programs. ANS also sells and bills its neuromodulation products directly to third-party payors including Medicare, Medicaid, private insurance companies and managed care organizations, and workers' compensation programs. These third-party payors reimburse fixed amounts for products and services based on a specific diagnosis. The impact of changes in third-party payor reimbursement policies and any amendments to existing reimbursement rules and regulations that restrict or terminate the eligibility of ANS products could have an adverse impact on the Company's financial condition and results of operations.

In January 2004, the Company began operations in Germany to sell its neuromodulation devices through its wholly-owned subsidiary, ANS Germany GmbH. Previously, the Company utilized a distributor in Germany, and this relationship was terminated in January 2004 at no cost to the Company. In April 2004, the Company began operations in Australia to sell its neuromodulation devices through its wholly-owned subsidiary, ANS Australia. Previously, the Company utilized a distributor in Australia, MedTel Pty Limited (formerly Getz Brothers Australia) based in Sydney. The Company acquired certain assets of MedTel in April 2004 for approximately $1.1 million. The foreign subsidiaries' financial position and results of operations are measured using the local currency as the functional currency. Transaction gains and losses are recorded in the Consolidated Statements of Income for transactions denominated in a currency other than the functional currency. Assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and income and expense accounts at average exchange rates during the period. Resulting translation adjustments are recorded directly to a separate component of stockholders' equity titled Accumulated Other Comprehensive Income (Loss).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Advanced Neuromodulation Systems, Inc. and all of its subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in the prior year's financial statements have been reclassified to conform to the Company's 2004 presentation.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

Revenue Recognition

The Company generates revenues from product sales to end customers, product sales to international distributors, and development contracts. The Company sells products primarily through a direct sales force in the United States and a combination of direct sales representatives and independent distributors in international markets. A significant portion of revenue is generated from consigned inventory generally maintained with field representatives, which is recognized as revenue upon notification of implant or product usage. All other product sales to end customers and international distributors are recorded upon transfer of title and risk of loss to customers, provided an arrangement exists, the fee is fixed and determinable, and collectibility is reasonably assured. Estimated sales returns, discounts and rebates are recorded as a reduction of sales when the related revenue is recognized. Certain of the Company's customers are third-party payors who reimburse fixed amounts for products based on a specific diagnosis. Revenue is recognized on these third-party payor sales based on the sales price less a contractual adjustment, which is based on the Company's history of reimbursement with the third-party payor, provided all other revenue recognition criteria are met. The Company does not have any continuing obligation to its customers for installation or training, and there are no acceptance clauses in its customer arrangements.

The Company recognizes revenue on development contracts at its O.E.M. segment using either the percentage of completion method for fixed price development contracts, or as the services are performed for development contracts that are completed on a time and materials basis. The Company recognizes revenue using the percentage of completion method for the fixed price development agreements as the contract term can vary from nine to 24 months, the Company's right to receive payment depends on its performance in accordance with the agreement, and the Company can reasonably estimate the costs applicable to various stages of the development arrangement. Revenue is recognized based on the ratio of costs incurred in relation to the estimated costs for the total project. If the Company does not accurately estimate the resources required or the scope of work to be performed under a fixed price development agreement, then future profit margins and results of operations may be negatively impacted.

Shipping and handling costs are included in cost of revenue. Payments received in advance of revenue recognition requirements are recorded as deferred revenue on the Consolidated Balance Sheets. In 2003, the Company received a payment of $1.2 million related to a distribution agreement under which the Company has granted the exclusive rights to market certain of its neuromodulation products in Japan. Of such payment, $1 million was recorded as deferred revenue and is being amortized into revenue over the length of the distribution agreement, which at the date of payment was 9.25 years. At December 31, 2004, the balance of the deferred revenue under the agreement was $804,147.

Investments

The Company's investments in marketable equity and debt securities are classified as available-for-sale and are carried at fair value with the unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity entitled "Accumulated Other Comprehensive Income (Loss)." The cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other than temporary are included in other income. The cost of securities sold is based on the specific identification method. Interest and dividends are included in investment income. The Company considers its investments in its available-for-sale marketable securities to be available for current operations, and as such all of the Company's marketable securities are classified as short-term marketable investments.

The Company holds minority investments in preferred stock, which are stated at cost given the ownership percentage is less than 10% and represent a long-term investment in two private companies made for business purposes. Consistent with the Company's policies for other long-lived assets, the carrying value of these long-term strategic investments is periodically reviewed for impairment whenever triggering events occur that may indicate the fair value of the investment is less than the carrying value.

Accounts Receivable

The Company estimates the collectibility of its trade receivables. A considerable amount of judgment is required in assessing the ultimate realization of the receivables, including the current credit-worthiness of each customer, the aging of receivables and historical experience. The Company's historical bad debt experience has been within management's expectations.

Inventories

Inventories are recorded at the lower of standard cost or market. Standard cost approximates actual cost determined on the first-in, first-out (FIFO) basis. Cost includes the acquisition cost of raw materials and components, direct labor and overhead. The Company reserves for excess and obsolete inventory based upon forecasted demand for its products.

Property, Equipment and Fixtures

Equipment and fixtures are stated at cost. Additions and improvements extending asset lives are capitalized while maintenance and repairs are expensed as incurred. The cost and accumulated depreciation of assets sold or retired are removed from the accounts and any gain or loss is reflected in the Consolidated Statements of Income.

Depreciation is provided using the straight-line method over the estimated useful lives of the various assets as follows:

Building	20 to 40 years
Furniture and fixtures	2 to 10 years
Machinery and equipment	3 to 10 years
Leasehold improvements	The lesser of 3 to 5 years or the term of the lease

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets of acquired businesses and is subject to an annual impairment test. During the first quarter of 2005, the Company performed its annual review for impairment of goodwill as of December 31, 2004, and based on this review, no impairment was recorded. The Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets in assessing the recoverability of its goodwill. If these estimates or the related assumptions change, the Company may be required to record impairment charges for these assets in the future.

The Company's definite-lived intangible assets are reviewed for impairment whenever events indicate that their carrying amount may not be recoverable. In such reviews, the related undiscounted cash flows expected are compared with their carrying values to determine if a write-down to fair value is required. At December 31, 2004, the Company does not believe there has been any impairment of its intangible assets. Costs of patents that are the result of internal development are charged to current operations. The cost of purchased intangibles related to acquisitions is amortized on a straight-line basis over the following estimated useful life:

Purchased technology	15 years
Tradenames	15-20 years
Patents	15-20 years
Customer and supplier relations	4-7 years
Non-compete agreements (included in other assets)	Term of agreement

The Company expects to record annual amortization expense of approximately $2,530,000 in 2005, $2,460,000 in 2006, $2,370,000 in 2007, $2,170,000 in 2008 and $2,100,000 in 2009 related to its intangible assets as of December 31, 2004.

Warranty Obligations

The Company's products are generally covered by a one-year limited warranty. The Company accrues a warranty reserve for estimated costs to provide warranty services. The estimated costs to service the Company's warranty obligations are based on historical experience and expectation of future conditions and have been within management's expectations.

Research and Development

Product development costs, including start-up and research and development, are charged to operations in the year in which such costs are incurred.

Advertising

Advertising expense is charged to operations in the year in which such costs are incurred. Total advertising expense, included in sales and marketing expense, was $181,201, $108,333 and $74,673 at December 31, 2004, 2003 and 2002, respectively.

Deferred Taxes

The Company accounts for income taxes using the liability method as required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). Under the liability method, deferred taxes are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax laws that will be in effect when the differences are expected to reverse.

Stock-Based Compensation

The Company accounts for its stock-based employee compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations. Under APB 25, no compensation expense is recognized for stock option grants to employees if the exercise price of the Company's stock option grants is at or above fair market value of the underlying stock on the date of the grant. Stock-based compensation to non-employees is measured at fair market value over the service period and recorded as compensation expense in the Consolidated Statements of Income. The Company recorded $115,892, $845,480 and $123,492 of compensation expense for stock compensation to non-employees in 2004, 2003 and 2002, respectively. The Company has adopted the pro-forma disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure. " The following table illustrates the effect on net income and net income per share amounts if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation:

	2004	2003	2002
Net income as reported	$ 18,166,863	$ 13,217,254	$ 6,684,458
Stock-based compensation expense	5,146,677	4,104,009	2,107,799
Pro-forma net income	$ 13,020,186	$ 9,113,245	$ 4,576,659
Basic shares	20,125,690	19,180,041	16,350,060
Diluted shares	21,140,548	20,589,887	17,837,456
Pro-forma Basic EPS	$ .65	$ .48	$ .28
Pro-forma Diluted EPS	$ .62	$ .44	$ .26

For purposes of the pro-forma disclosures above, the weighted average fair value per stock option granted in fiscal 2004, 2003 and 2002 was $10.81, $11.54 and $8.78, respectively. The fair value was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2004	2003	2002
Risk-free interest rate	2.60%	2.09%	4.50%
Average life of options (years)	3.0	3.0	3.0
Volatility	40.6%	64.9%	67.6%
Dividend yield	—	—	—

Earnings Per Share

Basic earnings per share is computed based only on the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the additional dilutive effect, if any, of stock options using the treasury stock method based on the average market price of the stock during the period. The following table presents the reconciliation of basic and diluted shares:

	2004	2003	2002
Weighted-average shares outstanding (basic shares)	20,125,690	19,180,041	16,350,060
Effect of dilutive instruments:[1] Stock options	1,014,858	1,409,846	1,487,396
Diluted weighted-average shares outstanding	21,140,548	20,589,887	17,837,456

[1] See Note 7 for a description of these instruments.

For 2004, 2003 and 2002, the incremental shares used for dilutive earnings per share relate to stock options whose exercise price was less than the average market price in the underlying quarterly computations. Options to purchase 589,828 shares at an average price of $37.14 per share were outstanding in 2004 and options to purchase 5,512 shares at an average price of $31.91 per share were outstanding in 2003, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive. In 2002, all options were included in the computation of diluted earnings per share.

Following is the Company's computation of basic and diluted income per share for the years ended December 31:

	2004	2003	2002
Basic income per share:			
Basic weighted average shares outstanding	20,125,690	19,180,041	16,350,060
Net income	$ 18,166,863	$ 13,217,254	$ 6,684,458
Net income per share	$ .90	$ .69	$ .41
Diluted income per share:			
Diluted weighted average shares outstanding	21,140,548	20,589,887	17,837,456
Net income	$ 18,166,863	$ 13,217,254	$ 6,684,458
Net income per share	$ .86	$ .64	$ .37

Comprehensive Income

Comprehensive income is the total of net income and all other non-owner changes in equity net of tax effects, and it consists of net income, unrealized gains or losses on the Company's available for sale securities, and foreign currency translation adjustments. Comprehensive income statements are included in the Consolidated Statements of Stockholders' Equity.

Components of Accumulated Other Comprehensive Income (Loss) are net of tax and are as follows:

	2004	2003	2002
Unrealized gains (losses) on marketable securities	$ 14,260,876	$ (19,758)	$ (13,385)
Foreign currency translation adjustment	(20,496)	—	—
	$ 14,240,380	$ (19,758)	$ (13,385)

The tax benefit (expense) on the unrealized gains (losses) on marketable securities was $(8,556,625), $10,181 and $7,655 at December 31, 2004, 2003 and 2002, respectively. The tax benefit on foreign currency translation adjustment was $12,297 at December 31, 2004.

(3) BUSINESS COMBINATIONS AND ASSET ACQUISITIONS

During 2003 and 2004, the Company completed the following four acquisitions of certain operations of the Company's existing Neuro Products segment distributors:

		2004	2003
April 1, 2004	MedTel Pty Limited	$ 1,086,558	$ —
November 1, 2003	State of the Art Medical Products	—	4,235,627
September 4, 2003	Comedical, Inc.	—	1,134,081
March 27, 2003	Sun Medical, Inc.	—	4,857,192
Total		$ 1,086,558	$ 10,226,900

These transactions enable the Company to focus sales priorities on the Company's products, expand sales coverage and invest in customer and market development. The purchase price of these acquisitions was recorded as follows:

	2004		2003	
	Amount	Amortization Period	Amount	Amortization Period
Inventory	$ 490,316	n/a	$ 2,013,133	n/a
Customer and supplier relations	400,000	7 years	2,567,861	6.75 years
Non-compete agreements (included in other assets)	100,000	1.75 years	857,861	4.0 years
Equipment	—	n/a	116,614	n/a
Receivables	52,705	n/a	—	n/a
Product registrations (included in other assets)	43,537	3.5 years	—	n/a
Goodwill (tax deductible)	—	n/a	4,671,431	n/a
Total	$1,086,558		$ 10,226,900	

On April 21, 2004, the Company acquired certain assets of the Cable and Wire Division from microHelix, Inc. (microHelix), which operates out of Portland, Oregon. microHelix previously supplied coated fine wire, antennas and certain other products to the Company and its wholly-owned subsidiary HDI. The acquisition represents a vertical integration of a component supplier and provided the Company with additional engineering resources and intellectual property for the design and development of new products, notably leads, extensions, trial cables and related products. The purchase price was $2,177,679, consisting of $2,006,551 in cash, assumed liabilities of $131,574 and acquisition costs of $39,554. Thirty-three personnel from microHelix joined the Company upon consummation of the transaction. The assets and operations acquired are part of the O.E.M. segment. The purchase price allocation is as follows:

	Amount	Amortization Period
Purchased technology	$ 969,200	15 years
Machinery and equipment	1,008,394	n/a
Inventory	171,285	n/a
Non-compete agreements (included in other assets)	28,800	1 year
Total	$ 2,177,679	

On November 26, 2002, the Company completed the acquisition of MicroNet Medical, Inc. (MicroNet), a privately held developer of medical devices based on proprietary micro-lead technology. MicroNet developed a line of very thin and steerable spinal cord stimulation leads called Axxess leads. Under the terms of the transaction, which was structured as a merger, the Company acquired only MicroNet's proprietary technology and certain associated tangible assets, which are part of the Neuro Products segment. At closing, the Company paid the former MicroNet shareholders $500,000 in cash and 234,453 shares of ANS common stock valued at $4,648,421. The Company also paid acquisition related costs of $859,460, including an investment-banking fee of $600,000. In addition to the initial purchase price paid at closing, the Company agreed to pay the former MicroNet shareholders additional shares of ANS common stock if certain product, regulatory approval and sales milestones are met. These milestones consist of three principal product milestones and a sales milestone. Each of the product milestones related to the delivery of specific products and were met if and when the Company was able to submit, and when the Company received regulatory approvals for, products that were adapted for use directly with the Company's devices. The sales milestone will be met if and when $5 million in cumulative net sales are generated of MicroNet lead products during the four-years following the closing of the MicroNet transaction.

The aggregate value of the additional potential milestone earn out payments payable in shares of ANS common stock was $9 million as measured at the closing of the MicroNet transaction. Of this $9 million in additional shares, a fixed number of ANS common shares totaling 134,409 with an aggregate value at closing of $3 million were issued into an escrow account. If and when the product and regulatory milestones were met, a specified and fixed number of ANS common shares were to be released from the escrow (which for purchase price accounting was valued at the time of release from escrow). In addition, if and when those same product and regulatory milestones were achieved, at that time a number of ANS common shares were to be issued with an aggregate value of up to $3 million. Finally, if and when $5 million in cumulative net sales are generated of MicroNet lead products during the four years after closing, at that time a number of ANS common shares will be issued with an aggregate value of up to $3 million.

The initial purchase price of the MicroNet acquisition was recorded in 2002 as follows:

	Amount	Amortization Period
Purchased technology	$ 5,761,558	15 years
Tradenames	138,181	15 years
Non-compete agreements (included in other assets)	108,142	5 years
Total	$ 6,007,881	

As the MicroNet acquisition was effected through a stock-for-stock exchange, and therefore not tax deductible beyond MicroNet's existing tax basis, the Company recorded a deferred tax liability of $2,651,720 for the identified intangible assets related to the initial purchase price. The recording of the deferred tax liability resulted in additional basis in purchased technology of $1,396,224 and in additional tradenames of $74,410. In addition, the Company acquired MicroNet's net operating loss carryforward of approximately $3.4 million, which was recorded as a deferred tax asset of $1,181,086 (see Note 6).

In March 2003, two parts of the first major product milestone were satisfied, and 42,519 of ANS common shares were issued (of which 22,401 shares were released from escrow) with a value at the time of issuance and release from escrow of $1,020,059. In October 2003, another product milestone was satisfied, and 17,462 shares of ANS common shares were issued (of which 11,197 shares were released from escrow) with a value at the time of issuance and release from escrow of $700,182. In January 2004, an additional product milestone was satisfied, and 16,705 shares of ANS common stock were issued (of which 11,202 shares were released from escrow) with a value at the time of issuance and release from escrow of $767,511. The value of ANS common shares issued and released from escrow was allocated to certain identifiable intangible assets in accordance with the original purchase price allocation and resulted in the following additions to identifiable intangible assets:

	Amount	Amortization Period
Purchased technology	$ 2,385,755	15 years
Tradenames	57,218	15 years
Non-compete agreements (included in other assets)	44,779	5 years
Total	$ 2,487,752	

The Company recorded a deferred tax liability of $876,360 for the identified intangible assets related to the additional earn-out consideration issued. The deferred tax liability was allocated in accordance with the original purchase price allocation resulting in an additional $845,549 and $30,811 of purchased technology and tradenames, respectively.

In May 2004, the Company and the former MicroNet shareholders agreed that no further product milestone payments will be payable under the agreement because no further product milestones will be met. Consequently, 89,609 shares of ANS common stock held in escrow were returned to the Company. However, the former MicroNet shareholders may still earn additional ANS common stock with an aggregate value of $3 million if the Company generates $5 million in cumulative net sales of MicroNet lead products by November 2006. As a result of the May 2004 agreement with MicroNet, the Company reviewed the previously recorded identifiable intangible assets associated with the MicroNet acquisition and concluded there was no impairment of these intangible assets.

The results of operations for the acquisitions above have been included in the Company's Consolidated Statements of Income after the date of acquisition.

(4) MARKETABLE SECURITIES

The following is a summary of marketable debt and equity securities classified as available-for-sale securities at December 31, 2004:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Investment in Cyberonics, Inc. common stock	$ 49,679,619	$ 22,840,381	$ —	$ 72,520,000
Investment grade municipal bonds	42,964,232	39,284	62,164	42,941,352
7-day and 35-day AAA municipal bond floaters	1,900,000	—	—	1,900,000
	$ 94,543,851	$ 22,879,665	$ 62,164	$ 117,361,352

In August 2004, the Company acquired 3,500,000 shares, or 14.7%, of the outstanding common stock of Cyberonics, Inc. in open market purchases. In February 2005, the Company sold the 3,500,000 shares and received gross proceeds on the sale of $135.3 million, resulting in a pre-tax gain of approximately $85.2 million, net of acquisition costs, which will be recorded in the first quarter of 2005.

Maturities of the investment grade municipal bonds at December 31, 2004, is as follows: 2005: $24,801,194; 2006: $6,187,554; 2007: $11,871,321; 2008: $30,423; and 2010: $50,860.

The following is a summary of marketable debt securities classified as available-for-sale as of December 31, 2003:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Freddie Mac notes	$ 256,250	$ —	$ 6,562	$ 249,688
Investment grade municipal bonds	3,240,396	6,510	30,318	3,216,588
7-day and 35-day AAA municipal bond floaters	82,747,134	431	—	82,747,565
	$ 86,243,780	$ 6,941	$ 36,880	$ 86,213,841

Estimated fair value for the investment grade marketable debt securities is provided by the brokerage firms holding such bonds and notes at each reporting period by utilizing a standard pricing service.

At December 31, 2004 and 2003, no individual debt security represented more than 7.8% and 7.5%, respectively of the total portfolio of debt securities, or 1.42% and 3.25%, respectively, of total assets. The Company did not have any investments in derivative financial instruments at December 31, 2004 or 2003.

(5) MINORITY INVESTMENTS IN PREFERRED STOCK

In January 2003, the Company invested $1 million in cash to purchase preferred stock for a minority equity position in Innovative Spinal Technologies, Inc., a privately held start-up company that develops spine technologies, products and services through intellectual property development and contract research. This investment is accounted for under the cost method of accounting due to the Company's minimal ownership percentage. The Company periodically reviews the valuation of this investment using available financial information from Innovative Spine Technologies, Inc. As of December 31, 2004, there were no indicators that the fair value of the investment is less than the carrying value.

(6) FEDERAL INCOME TAXES

The significant components of the net deferred tax liability at December 31, were as follows:

	2004	2003
Deferred tax assets:		
Net operating loss carry forwards	$ 69,203	$ 1,504,601
Tax credits	838,048	276,774
Accrued expenses and reserves	415,090	411,853
Inventory	740,238	456,449
Deferred revenue	331,755	480,978
Marketable securities	—	10,178
Stock-based compensation	357,233	353,990
Other	46,084	35,097
Total deferred tax assets	2,797,651	3,529,920
Deferred tax liabilities:		
Marketable securities	(8,556,525)	—
Purchased intangible assets	(4,209,672)	(4,224,642)
Equipment and fixtures	(2,677,005)	(1,271,305)
Other	(59,845)	—
Total deferred tax liabilities	(15,503,047)	(5,495,947)
Net deferred tax liabilities	$ (12,705,396)	$ (1,966,027)

As of December 31, 2004, the Company had a net operating loss carry forward of approximately $250,000, primarily related to the remaining net operating loss acquired in connection with the MicroNet acquisition, which expires in years through 2021. In 2004 the Company utilized approximately $3.3 million of the $3.4 million net operating loss carry forward acquired from MicroNet. The Company's tax credits primarily relate to research and development credits and will expire in years through 2024. The Company has not provided United States federal and state deferred income taxes on undistributed earnings of foreign subsidiaries because such earnings are intended to be indefinitely reinvested in these foreign operations. At December 31, 2004, such earnings were approximately $600,000. Additional United States tax liabilities would be incurred should the Company remit a portion of these earnings.

The provision (benefit) for income taxes for the years ended December 31 consists of the following:

	2004	2003	2002
Current	$ 7,775,256	$ 7,749,925	$ 2,841,524
Deferred	1,751,585	(588,421)	645,134
	$ 9,526,841	$ 7,161,504	$ 3,486,658

A reconciliation of the provision for income taxes to the expense calculated at the United States statutory rate follows:

	2004	2003	2002
Income tax expense at statutory rate	$ 9,692,797	$ 7,132,565	$ 3,458,179
Tax effect of:			
State taxes	601,445	511,812	275,481
Tax-exempt interest	(332,927)	(326,340)	(291,745)
Other	(434,474)	(156,533)	44,743
Income tax expense	$ 9,526,841	$ 7,161,504	$ 3,486,658

(7) STOCKHOLDERS' EQUITY

The Company has a Shareholder's Rights Plan, adopted in 1996 and amended in 2002, which permits shareholders to purchase shares of the Company's common stock at significant discounts in the event a person or group acquires more than 15% of the Company's common stock or announces a tender or exchange offer for more than 20% of the Company's common stock.

The Company issued 4,312,500 shares of common stock during May 2002 in an underwritten public offering. The Company received net proceeds from the offering of approximately $83.2 million.

In May 2004, the Company's Board of Directors approved the repurchase of up to 1,000,000 shares of the Company's common stock.

The Company has various stock option plans (the Plans) pursuant to which stock options may be granted to key employees, officers, directors and advisory directors of the Company. In accordance with the Plans, on January 1 of each year the aggregate number of shares of common stock reserved for options under the Plans is increased by the same percentage that the total number of issued and outstanding shares of common stock increased from the preceding January 1 to the following December 31 (if such percentage is positive). On January 1, 2003, 2004 and 2005, options to purchase 1,374,353 shares, 331,859 shares and 198,413 shares of common stock, respectively, were added to the Plans.

Several of the Plans allow for the grant of incentive stock options to key employees and officers intended to qualify for preferential tax treatment under Section 422 of the Internal Revenue Code of 1986. Under all of the Company's Plans, the exercise price of options granted must equal or exceed the fair market value of the common stock at the time of the grant. Options granted to employees and officers expire ten years from the date of grant and for the most part are exercisable one-fourth each year over a four-year period of continuous service. Options granted to directors and advisory directors expire six years from the date of grant and for the most part are exercisable one-fourth each year over a four-year period of continuous service. Certain options, however, have an eighteen-month, two-year, three-year, four-year, or five-year vesting schedule.

At December 31, 2004, under all of the Company's Plans, 3,501,006 shares had been granted and were outstanding, 5,460,481 shares of common stock had been issued upon exercise and 307,822 shares were reserved for future grants.

Data with respect to stock option plans of the Company are as follows:

	Options Outstanding		Exercisable Options	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
January 1, 2002	2,503,762	$ 6.29	1,125,323	$ 4.41
Granted	925,500	$ 18.36		
Exercised	(371,259)	$ 4.87		
Forfeited	(18,375)	$ 11.46		
January 1, 2003	3,039,628	$ 10.11	1,304,607	$ 5.77
Granted	1,406,125	$ 26.20		
Exercised	(1,124,372)	$ 6.72		
Forfeited	(31,116)	$ 18.05		
January 1, 2004	3,290,265	$ 18.08	821,285	$ 9.07
Granted	855,350	$ 35.50		
Exercised	(607,858)	$ 9.91		
Forfeited	(36,751)	$ 21.93		
December 31, 2004	3,501,006	$ 23.71	1,077,724	$15.97

Options Outstanding at December 31, 2004				Exercisable Options at December 31, 2004	
Range of Exercise Prices	Shares	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 3.33-4.42	67,202	4.11	$ 4.10	67,202	$ 4.10
$ 5.02-7.42	272,087	5.79	$ 7.00	157,335	$ 6.87
$ 8.17-10.67	214,662	4.21	$ 9.35	206,412	$ 9.34
$ 12.67-19.00	290,182	6.68	$ 15.55	164,745	$ 15.13
$ 19.01-27.33	1,491,898	7.52	$ 22.05	403,780	$ 21.39
$ 29.32-36.99	840,150	8.95	$ 33.53	66,562	$ 35.19
$ 38.00-45.91	324,825	8.14	$ 40.79	11,688	$ 39.55
	3,501,006	7.45	$ 23.71	1,077,724	$ 15.97

(8) COMMITMENTS AND CONTINGENCIES

The Company leases offices, manufacturing and research facilities as well as office equipment under operating leases. Future minimum rental payments related to these operating leases at December 31, 2004, are as follows:

	Facility Leases	Office Equipment	Total
2005	$ 431,338	$ 68,234	$ 499,572
2006	31,947	68,234	100,181
2007	—	68,234	68,234
2008	—	68,234	68,234
2009	—	34,117	34,117
Thereafter	—	—	—
	$ 463,285	$ 307,053	$ 770,338

Total rent expense for offices, manufacturing and research facilities and office equipment for the years ended December 31, 2004, 2003 and 2002, was $1,122,518, $1,190,319 and $1,063,097, respectively.

In late January 2005, the Company received a subpoena from the Office of the Inspector General, Department of Health and Human Services (OIG) requesting documents related to certain of its sales and marketing, reimbursement, Medicare and Medicaid billing and certain other business practices. The Company is cooperating fully with the OIG's request for documents.

The Company is a party to product liability claims related to ANS neurostimulation devices. Product liability insurers have assumed responsibility for defending the Company against these claims. The Company seeks to maintain appropriate levels of product liability insurance with coverage comparable to that maintained by companies similar in size and serving similar markets. While historically product liability claims for ANS neurostimulation devices have not resulted in significant monetary liability for the Company beyond its insurance coverage, there can be no assurances that the Company will not incur significant monetary liability to the claimants if such insurance is inadequate, and there can be no assurance that the Company's neurostimulation business and future ANS product lines will not be adversely affected by these product liability claims.

On April 21, 2004, the Company filed a lawsuit in the U.S. District Court for the Eastern District of Texas, Sherman Division (Docket No. 4:404-CV-00131-PNB-DDB) (the Texas Action) against Advanced Bionics Corporation, asserting claims of patent infringement, misappropriation of trade secrets, tortious interference with contract, misappropriation of time, labor, skill and money, violation of the Texas Theft Act, conversion and constructive trust. The lawsuit alleges, among other things, that Advanced Bionics is infringing U.S. Patent No. 4,793,353 entitled "Non-Invasive Multiprogrammable Tissue Stimulator and Method." In addition, the lawsuit alleges that Advanced Bionics hired a former ANS employee to aid in the design, development and manufacture of its implantable stimulation lead, that Advanced Bionics misappropriated the former employee's knowledge of ANS' confidential, proprietary and trade secret information with respect to ANS' implantable stimulation leads and that this enabled Advanced Bionics to unfairly compete with ANS. The lawsuit seeks injunctive relief, compensatory and punitive damages, attorneys' fees and costs. On October 15, 2004, the judge in the Texas Action granted the Company's motion to amend its lawsuit to add two additional patent infringement claims against Advanced Bionics. One claim relates to the Company's patent covering the design and structure of its electrode lead (U.S. Patent No. 6,216,045). The second claim relates to the Company's trial cable connector patent (U.S. Patent No. 6,154,678). In addition, the judge denied Advanced Bionics' motion to dismiss the Texas Action. Advanced Bionics filed a California action in federal court seeking to resolve the Company's patent claims, which was subsequently dismissed. Advanced Bionics has also made motions to transfer the Texas Action to a California federal court, which the judge in the Texas Action has dismissed. On January 28, 2005, the judge in the Texas Action granted Advanced Bionic's motion to compel alternative dispute resolution of our trade secrets misappropriation claims, although the judge ruled that he retains jurisdiction over those claims. On March 11, 2005, Advanced Bionics filed its First Amended Answer and Counterclaims in the Texas Action, asserting, among other things, that the Company is infringing Advanced Bionics' U.S. Patent Nos. 6,516,277 and 6,381,496. Advanced Bionics claims that the Company is infringing these patents at least by marketing and selling *GenesisRC* rechargeable IPG systems, and Advanced Bionics may assert that the Company's newly-approved *Eon* system does as well. These patents relate to changing operational parameters sets (6,381,496) and to a specific type of rechargeable spinal cord stimulation system (6,516,277). The counterclaims seek temporary restraining orders, permanent injunctions, compensatory damages, exemplary damages including treble damages, pre and post judgment interest, attorneys' fees and such other relief as the court may grant. The Company intends to vigorously defend itself against these claims, which the Company believes are meritless because, among other things, the Company believes the patents are not infringed or are invalid.

Beginning March 1, 2005, several law firms announced the filing of class action securities lawsuits against the Company and certain of its officers and directors filed on behalf of purchasers of the Company's securities between April 24, 2003, and February 16, 2005, inclusive (the Class Period). As of March 10, 2005, the Company has not been served with any of these lawsuits. However, the Company has confirmed that at least two such lawsuits have been filed in the United States District Court for the Eastern District of Texas as follows: PLA, LLC vs. Advanced Neuromodulation Systems, Inc., et al, filed March 1, 2005; RAI Investment Club vs. Advanced Neuromodulation Systems, Inc., et al, filed March 9, 2005. These suits allege the Company violated federal securities laws by the issuance of false and misleading statements to the market regarding the Company's strong financial performance throughout the Class Period, which statements allegedly had the effect of artificially inflating the market price of the Company's securities. In particular, the claims allege improper marketing and sales practices accounted for the Company's revenue growth, citing, among other things, the public announcement that management made on February 17, 2005, that the Company had received a subpoena from the Office of the Inspector General, Department of Health and Human Services, requesting documents related to sales and marketing, reimbursement, Medicare and Medicaid billing and other business practices. The plaintiffs are seeking unspecified compensatory damages and costs and expenses of litigation. No class has been certified. Based on the various press releases, the Company believes the other lawsuits will contain similar allegations. The Company intends to vigorously defend itself against the claims made in these lawsuits and believes the lawsuits are without merit.

Except for such litigation discussed above, and other ordinary routine litigation incidental or immaterial to its business, the Company is not currently a defendant to any other pending legal proceeding. The Company maintains general liability insurance against risks arising out of the normal course of business.

Under the Company's sales agreements with its independent sales agents, the Company can terminate those agreements without cause by paying an early termination fee equal to 100% of the commissions that would otherwise be payable on sales in the territory for the 90 days after termination and 50% of the commission that would otherwise be payable on sales in the territory for the 90-day period after the first 90-day period.

In addition, under its distributor agreements, sales agent agreements and certain other ordinary course commercial contracts with third parties, the Company typically agrees to indemnify the other contracting party from damages and costs that may arise from product liability claims. The terms of the agreements and contracts vary and the potential exposure under these indemnities cannot reasonably be estimated or determined. The Company currently is not aware of any indemnification claims, nor has the Company had any indemnification claims historically.

(9) FINANCIAL INSTRUMENTS, RISK CONCENTRATION AND MAJOR CUSTOMERS

In the United States, the Company's accounts receivable from its Neuro Products segment are due primarily from hospitals, insurance companies and Medicare. Internationally, the Company's accounts receivable from its Neuro Products segment are due primarily from distributors, except for Germany and Australia where the Company's wholly-owned subsidiaries sell to hospitals, insurance companies and distributors. For the O.E.M segment, all of the accounts receivable are due from privately held and publicly traded medical device companies based in the United States. The Company generally does not require collateral for trade receivables. The Company maintains an allowance for doubtful accounts based upon expected collectibility. Any losses from bad debts have historically been within management's expectations.

The Company had no customer with net sales greater than 10% of net revenue during 2004 and 2003 as a result of the March 2003 acquisition of the pain management business of Sun Medical, Inc., the Company's largest distributor of implantable neurostimulation systems, for which net sales for the year ended December 31, 2002, represented 11% of net revenue (14% of Neuro Products segment net revenue). Net sales of O.E.M products and services to one customer for the year ended December 31, 2002, represented 12% of net revenue (63% of O.E.M segment net revenue).

Net sales of O.E.M. products and services to two customers for the year ended December 31, 2004, as a percentage of net revenue from the O.E.M. segment were 55% and 15%, respectively. Net sales of O.E.M. products and services to two customers for the year ended December 31, 2003, as a percentage of net revenue from the O.E.M. segment were 76% and 13%, respectively. Net sales of O.E.M. products and services to two customers for the year ended December 31, 2002, as a percentage of net revenue from the O.E.M. segment were 63% and 26%, respectively.

Foreign sales, primarily Europe and Australia, for the years ended December 31, 2004, 2003 and 2002 were approximately 10%, 7% and 8% of net revenue from the Neuro Products segment, respectively. The O.E.M. segment had no foreign sales for the years ended December 31, 2004, 2003 and 2002, respectively.

(10) EMPLOYEE BENEFIT PLANS

The Company has a defined contribution retirement savings plan (the Plan) available to substantially all employees. The Plan permits employees to elect salary deferral contributions of up to 15% of their compensation and requires the Company to make matching contributions equal to 50% of the participants' contributions to a maximum of 6% of the participants' compensation. The Board of Directors may change the percentage of matching contribution under the Plan at their discretion. The Company's contributions for the years ended December 31 were $845,033 in 2004, $475,012 in 2003 and $346,125 in 2002.

(11) ACCRUED TAX ABATEMENT LIABILITY

In September 2003, the Company was absolved from any liability associated with a tax abatement agreement assigned to a third-party in 1999, as the conditions under the agreement were satisfied by the third-party. Accordingly, the Company reversed the previously established liability of $969,204 in September 2003 to other income in the Consolidated Statements of Income.

(12) SEGMENT INFORMATION

The Company operates in two business segments. The Neuro Products segment designs, develops, manufactures and markets implantable medical devices that are used to manage chronic intractable pain and other disorders of the central nervous system through the delivery of electrical current or drugs directly to targeted nerve fibers. The O.E.M. segment provides contract development and O.E.M. manufacturing primarily of electromechanical medical devices. Intersegment revenue is billed at cost with no intercompany mark-up.

Segment data as of and for the year ended December 31, 2004, is as follows:

	Neuro Products	O.E.M.	Intercompany Eliminations	Consolidated Total
Revenue from external customers	$ 108,866,014	$ 11,877,637	$ —	$ 120,743,651
Intersegment revenues	—	7,966,134	(7,966,134)	—
Segment income (loss) from operations	26,517,386	(150,151)	—	26,367,235
Segment assets	$ 242,870,008	$ 14,409,865	$ (9,792,732)	$ 247,487,141

Segment data as of and for the year ended December 31, 2003, is as follows:

	Neuro Products	O.E.M.	Intercompany Eliminations	Consolidated Total
Revenue from external customers	$ 80,000,647	$ 11,081,322	$ —	$ 91,081,969
Intersegment revenues	—	8,054,406	(8,054,406)	—
Segment income from operations	16,406,245	2,002,349	—	18,408,594
Segment assets	$ 191,842,645	$ 11,133,803	$ (8,170,161)	$ 194,806,287

Segment data as of and for the year ended December 31, 2002, is as follows:

	Neuro Products	O.E.M.	Intercompany Eliminations	Consolidated Total
Revenue from external customers	$ 46,712,158	$ 10,659,855	$ —	$ 57,372,013
Intersegment revenues	—	5,663,216	(5,663,216)	—
Segment income from operations	7,013,895	2,234,312	—	9,248,207
Segment assets	$ 154,451,136	$ 8,982,629	$ (5,089,638)	$ 158,344,127

(13) NEW ACCOUNTING STANDARD

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), "Share-Based Payment" (SFAS(R)), which is a revision of SFAS 123. SFAS 123(R) supersedes APB 25 and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company expects to adopt SFAS 123(R) on July 1, 2005.

SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

2. A "modified retrospective" method, which includes the requirements of the modified prospective method described above but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company is currently assessing the method by which SFAS 123(R) will be adopted.

As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using ABP 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123(R)'s fair value method will have a significant impact on the Company's result of operations, although it will have no impact on the Company's overall financial position. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 2. SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $5,102,954, $9,786,072, and $1,847,438 in 2004, 2003 and 2002, respectively.

QUARTERLY FINANCIAL DATA

(UNAUDITED)

2004	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
Net revenue	$ 26,632,863	$ 30,487,851	$ 31,330,408	$ 32,292,529
Gross profit	19,667,331	22,116,540	22,916,234	23,950,325
Income from operations	5,896,721	6,461,424	6,611,887	7,397,203
Income from operations before income taxes	6,118,703	6,665,760	7,175,746	7,733,495
Net income	$ 3,968,591	$ 4,323,412	$ 4,741,955	$ 5,132,905
Basic income per share	$ .20	$ .22	$ .23	$ .25
Diluted income per share	$ .19	$ .21	$ .23	4 .24

2003	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
Net revenue	$ 19,670,591	$ 22,324,461	$ 23,418,505	$ 25,668,412
Gross profit	12,788,900	15,273,182	17,034,060	18,850,507
Income from operations	3,815,709	4,273,899	5,165,514	5,153,472
Income from operations before income taxes[1]	4,097,364	4,568,371	6,334,961	5,378,062
Net income	$ 2,619,814	$ 2,923,115	$ 3,952,852	$ 3,721,473
Basic income per share	$ .14	$ .15	$ .20	$ .19
Diluted income per share	$ .13	$ .14	$ .19	$ .18

(1) Q3 2003 includes other income of $969,204 from the reversal of an accrued tax abatement liability.

BOARD OF DIRECTORS



Christopher G. Chavez

President and Chief Executive Officer
Advanced Neuromodulation Systems, Inc.



Hugh M. Morrison[1,5]

Chairman of the Board
Advanced Neuromodulation Systems, Inc.

President and Chief Executive Officer
Clean Acquisition, Inc. and
Pilgrim Cleaners, Inc., Houston, Texas



Robert C. Eberhart, Ph.D.[1,2]

Professor of Engineering in Surgery
UT-Southwestern Medical Center,
Dallas, Texas

Director, Biomedical Engineering
University of Texas at Arlington,
Arlington, Texas



Richard D. Nikolaev[3,6]

President and Chief Executive Officer
NIKOR Enterprises, Inc.
(Health Care Industry Consulting/Investing)
Scottsdale, Arizona



Joseph E. Laptewicz[3,6]

Former Chairman
Empi Corp.
St. Paul, Minnesota



Michael J. Torma[1,2]

Principal and Chief Executive Officer
Torma Executive Consult, LLC
Shreveport, Louisiana



J. Philip McCormick[4]

Independent Investor
Houston, Texas

1 Member of Compensation Committee
2 Member of Stock Option Plan Committee
3 Member of Audit Committee
4 Chairman of Audit Committee
5 Chairman of Nominating and Corporate Governance Committee
6 Member of Nominating and Corporate Governance Committee





Christopher G. Chavez

President and Chief Executive Officer



James P. Calhoun

Vice President,
Human Resources



F. Robert Merrill III

Executive Vice President, Finance
Chief Financial Officer
Treasurer



John H. Erickson

Vice President,
Research and Development



Scott F. Drees

Executive Vice President,
Sales and Marketing



Stuart B. Johnson

Vice President,
Operations



Kenneth G. Hawari

General Counsel
Executive Vice President,
Corporate Development
Secretary

Annual Meeting

The Annual Meeting of Shareholders will be held at 10:00 a.m. (CDT) on Tuesday, May 24, 2005, at the headquarters of Advanced Neuromodulation Systems, Inc., 6901 Preston Road, Plano, Texas 75024.

Form 10-K

Advanced Neuromodulation Systems, Inc. files an annual report on Form 10-K with the Securities and Exchange Commission. Shareholders wishing to receive a copy of Form 10-K for 2004 may obtain one at no charge by writing F. Robert Merrill III, Executive Vice President-Finance, Advanced Neuromodulation Systems, Inc., 6901 Preston Road, Plano, Texas 75024.

Transfer Agent

Computershare Investor Services, LLC
Chicago, Illinois

Auditors

Ernst & Young LLP
Dallas, Texas

Corporate Legal Counsel

Hughes & Luce, L.L.P.
Dallas, Texas

Patent Legal Counsel

Baker & Botts L.L.P.
Fulbright & Jaworski L.L.P.

Company Address

6901 Preston Road
Plano, Texas 75024
(972) 309-8000
www.ans-medical.com

Securities Price History

Our common stock is currently quoted on the Nasdaq Stock Market, Inc. (NASDAQ) under the symbol "ANSI." On March 2, 2005, there were approximately 517 holders of record of our common stock. The following table sets forth the quarterly high and low closing sales prices for our common stock, as reported on NASDAQ. These prices do not include adjustments for retail mark-ups, mark-downs, or commissions.

	High	Low
2003:		
First Quarter	$28.60	$22.77
Second Quarter	$35.34	$25.87
Third Quarter	$43.16	$35.44
Fourth Quarter	$46.51	$36.25
2004:		
First Quarter	$47.87	$35.28
Second Quarter	$38.37	$25.10
Third Quarter	$33.11	$29.32
Fourth Quarter	$40.21	$30.65
2005:		
First Quarter (through March 2, 2005)	$41.35	$29.37

On July 11, 2003, we effected a 3-for-2 stock split in the form of a 50% stock dividend (one share of common stock paid for every two shares held), paid to shareholders of record on June 20, 2003. All prior period shares, share prices and income per share figures have been restated to reflect the split.

Dividend Policy

To date, we have not declared or paid any cash dividends on our common stock, and the Board of Directors does not anticipate paying cash dividends on our common stock in the foreseeable future.




ANS

www.ans-medical.com
6901 Preston Road, Plano, TX 75024 800-727-7846 972-309-8000